Follow-Up Materials

02028954

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SCMP Group Ltd

*CURRENT ADDRESS

PROCESSED
MAY 1 5 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3327 FISCAL YEAR 12-30-01

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OICF/BY: dw

DATE : 5/10/02

SCMP GROUP LIMITED
ANNUAL REPORT 2001


Jiu Jik
BAZAAR
www.scmpgroup.com

CONTENTS


SUNDAY MONEY
FIGHT FOR LEFTOVERS
Lockheed's record deal with the US Air Force leaves the sub-contracts up for grabs. *Sunday Money Page 3*

CONTENTS


orning Post
Strike cripple
thousands str
South China Morning Post
8-PAGE GAMES SUPPLEMENT
Latest updates at scmp.com
Queen
farewell
Beijing wins Olympics
GREAT FIRE MARS
ear Ahead
d transition into reality
MILLENNIUM
South China Mor
More than one million celebrate in SAR as 21st cent

South China Morning Post, through the years 1903 - 2001

SCMP Group Limited is the holding company of South China Morning Post Publishers Limited, Hong Kong's leading publisher of English language newspapers, and, through other Group companies, is involved in the publication of magazines and Chinese books.

The *South China Morning Post* and the *Sunday Morning Post* are Asia's premier English language daily and Sunday newspapers with the highest circulation of any English language newspaper in Hong Kong. The *South China Morning Post* is the leading commentator on Greater China and is read widely by business people, professionals, academics and government officials globally. The *South China Morning Post* is the market leader for display and recruitment advertising. Through *SCMP.com*, established in 1996, news and information are also delivered to a global audience through multiple online channels.

The Group has joint ventures with Haymarket Publishing Limited of the UK and Hearst Magazines International of the US to publish popular Chinese language magazine titles such as *Amoeba, AUTOMOBILE, AUTOCAR, STUFF, COSMOPOLITAN, CosmoGIRL! and HARPER'S BAZAAR*, and *CEI Asia Pacific*, a regional English language title.

The Group is also involved in retailing, video and film post-production and property investments through its various subsidiaries.

The Company's shares are listed on The Stock Exchange of Hong Kong Limited with a market capitalisation of HK$8.5 billion (US$1.1 billion) as at 31 December 2001.

	18-month period ended 31 December 2001	**12-month period ended 30 June 2000**
	HK$	HK$
Turnover ('000)	**2,745,083**	1,912,913
Operating profit ('000)	**613,830**	657,853
Profit before tax ('000)	**608,173**	661,707
Profit attributable to shareholders ('000)	**482,793**	562,574
Basic earnings per share (cents)	**27.9**	32.5
Dividends per share (cents)	**33.0**	30.0
Shareholders' funds ('000)	**2,107,720**	2,524,395
Total assets ('000)	**2,389,067**	2,993,317
Bank borrowings ('000)	**-**	5,367
Finance charges ('000)	**1,020**	1,564
Net cash ('000)	**283,675**	477,423
Financial ratios		
Operating profit margin	**22.4%**	34.4%
EBITDA margin	**28.6%**	36.3%
Return on shareholders' funds	**22.9%**	22.3%
Interest cover	**597x**	424x



Comparative Returns
20
10
0
-10
-20
-30
-40
-50
Jun 00
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
SCMP Group Limited
Hang Seng Index

FINANCIAL HIGHLIGHTS (Financial year basis)


HK$'M
Turnover
3,000
2,500
2,000
1,500
1,000
500
0
2,352.5
2,236.3
1,648.5
1,912.9
2,745.1
FY97
FY98
FY99
FY2000
FY2001


HK$'M
EBITDA / EBITDA margin
%
1,100
1,000
900
800
700
600
500
400
300
200
100
0
50
45
40
35
30
25
20
15
10
5
0
42.7
38.1
32.7
36.3
28.6
1,005.5
852.6
539.4
694.3
785.6
FY97
FY98
FY99
FY2000
FY2001
EBITDA
EBITDA margin


HK$'M
Profit before and after tax
1,000
900
800
700
600
500
400
300
200
100
0
677.5
526.2
441.0
312.8
201.7
141.6
661.7
563.8
608.2
489.8
FY97
FY98
FY99
FY2000
FY2001
Before tax
After tax


HK Cents
Basic EPS
40
35
30
25
20
15
10
5
0
30.2
17.9
8.1
32.5
27.9
FY97
FY98
FY99
FY2000
FY2001


HK$'M
Shareholders' funds
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,064.9
2,669.3
2,556.8
2,524.4
2,107.7
FY97
FY98
FY99
FY2000
FY2001


%
Return on shareholders' funds
30
25
20
15
10
5
0
17.1
11.6
5.5
22.3
22.9
FY97
FY98
FY99
FY2000
FY2001

Note: (1) FY 1997 to 2000 is based on 12-month period ended 30 June
(2) FY 2001 is based on 18-month period ended 31 December

FINANCIAL HIGHLIGHTS (Calendar year basis)


HK$'M
Turnover
2,410.1
1,840.3
1,697.7
2,074.2
1,693.7
1997
1998
1999
2000
2001


HK$'M
EBITDA / EBITDA margin
%
43.8
33.8
33.5
37.2
22.8
1,055.7
621.9
569.1
771.4
386.4
1997
1998
1999
2000
2001
EBITDA
EBITDA margin


HK$'M
Profit before and after tax
809.8
649.0
191.3
106.7
329.8
262.6
720.3
606.4
227.2
169.2
1997
1998
1999
2000
2001
Before tax
After tax


HK Cents
Basic EPS
37.3
6.1
15.1
34.8
9.5
1997
1998
1999
2000
2001


HK$'M
Shareholders' funds
3,165.0
2,566.9
2,542.0
2,527.4
2,107.7
1997
1998
1999
2000
2001


%
Return on shareholders' funds
20.4
4.1
10.3
23.9
7.8
1997
1998
1999
2000
2001

Note: Calendar year basis is for 12-month period ended 31 December

GROUP STRUCTURE

As at 31 December 2001


SCMP Group Limited
Publishing
Ventures
Investments
Newspapers
Magazines & Books
Retail
Others

Newspapers
- South China Morning Post
- Sunday Morning Post
- SCMP.com
- strongnet.com
- Bangkok Post

Magazines & Books
- COSMOPOLITAN
- CosmoGIRL!
- HARPER'S BAZAAR
- Amoeba
- AUTOMOBILE
- AUTOCAR
- CEI Asia Pacific
- STUFF
- Chinese Books Publishing

Retail
- Daily Stop
- Health Plus
- Dymocks

Others
- Video & Film Post-Production
- Sun Island English Kindergarten*

Investments
- Properties
- Share Portfolio

**Sun Island English Kindergarten (Education) was disposed of in March 2002*

Head Count: 1,570 Employees

As at 31 December 2001


46% Newspapers
23% Retail
11% Education*
6% Management & Corporate Services
9% Magazines & Other Publications
2% Internet
3% Video & Film Post-Production
44% Editorial
7% Circulation
15% Advertising
14% Production
10% Technology
10% Others

CHAIRMAN'S LETTER

Dear Shareholders,

I am pleased to bring you this report which covers the financial results of the SCMP Group over an 18-month period ended 31 December 2001.

This period which began in July 2000 started off satisfactorily with Hong Kong's economy remaining buoyant and registering a growth of 10.7% in 2000. Advertising volumes for both display advertisements and recruitment classifieds remained strong. However, this changed in March 2001 when the local economy began to slow down. In particular, a large number of companies began to restructure their business operations resulting in increased redundancies and a rising level of unemployment.

As with publishing companies around the world, our business has been severely affected by the global economic downturn in 2001 and by the subsequent effects of the September 11 terrorist attacks in the United States.

On a calendar year basis, Group revenue in 2001 was 18% down from 2000, with the largest drop seen in classified recruitment revenue, down by 41%. Display advertising revenue also dropped, by some 26% from the previous year. In light of such difficult market conditions, we implemented a two-fold strategy from May 2001 – financial discipline and customer focus.

"Financial Discipline" – Recognising the importance to contain costs in such a depressed operating environment, management undertook cost reduction measures throughout the Group. This included progressively reducing staff numbers during the year from all divisions, imposing a freeze in salaries since July 2000, sub-contracting out certain services within the Group, such as distribution and cleaning, and re-negotiating with our suppliers and contractors for further costs savings. We rigorously reviewed all of our products and businesses and suspended or closed those showing low financial viability. In this respect, we suspended the publication of several magazine titles, namely, *Champion Sports*, *Revolution* and *PC Home*, and closed the operations of Capital Artists. We also focused on conserving cash to provide the Group with maximum flexibility in the future.

"Customer Focus" – We looked at ways to strengthen, build and position our business with our readers and advertisers. With the newspaper, we launched *Education* to cater to the education sector for both readers and advertisers and re-launched *Business Post* into two sections, to give greater focused coverage of the Mainland and analysis of key business issues. We continue to maintain our market position, capturing some 97% of the English language newspaper readership in Hong Kong (source: ACNielsen RARD Report), despite the newspapers' circulation falling slightly in the period July to December 2001, reflecting the downturn in the economy. Recognising the decline in the advertising market, we focused more efforts on publishing special reports and supplements and initiated several joint supplements with newspapers on the Mainland. We continued to host events, seminars and joint promotions with our recruitment advertisers to further reinforce the brand of *Classified Post* with jobseekers.

We implemented our strategy to divest of non-core businesses. In November 2001, we completed the sale of the sports and recreation clubs (SCMP Recreation Clubs Limited) and in March of this year, we completed the sale of our 89% interest in the kindergarten business (Sun Island English Kindergarten Limited). The sales raised a total of HK$56 million. In respect of TV City, we have received approval from the Government to rezone its usage to mixed residential and commercial. We shall seek to divest of our investment properties at the appropriate time and will continue to dispose of our share portfolio in 2002.

Whilst we look at ways to further control costs, we are equally focused on product development and upgrading our systems infrastructure. This includes installing two new Geoman colour press units by September 2002, as well as replacing the existing editorial pagination and advertising management systems, which are now over 15 years old. These new operating systems include advanced features to enhance client relationship management functions.

To expand our market share in recruitment advertising we launched *Jiu Jik* in June of 2001. This is a weekly bilingual recruitment magazine targeted at entry and mid level jobseekers, a segment of the market which previously had not been served by *Classified Post*. In March 2002, we were awarded the contract to provide a classified magazine at the MTR stations; *Jiu Jik* will serve as the basis for this opportunity.

With our Web site, *SCMP.com*, we completed the convergence of print and online editorial functions, resulting in fewer staff and lower operating costs, whilst continuing to build on its readership base and pageviews. In February 2002, we launched a paid subscription service online, *SCMP.com Premium View*.

In our Magazines Division, we launched *CosmoGIRL!* in September 2001 in partnership with Hearst Corporation, although in a rather weak advertising market. Our other titles with Hearst – *COSMOPOLITAN* and *HARPER'S BAZAAR* continued to perform satisfactorily despite the unfavourable market conditions. Our car title *AUTOMOBILE* published in partnership with Haymarket UK faced growing competition from several new car titles and a depressed advertising market. Although earnings were depressed it still remains a profitable title and retains market leadership in audited circulation. In December 2001, we terminated our commercial arrangements with the Guangzhou publisher of *Autoworld* and *TechMag* and entered into a new co-operation and licensing arrangement with a Shanghai based publisher for the publication of *AUTOCAR* and *STUFF*. We will look for opportunities to expand on this co-operation relationship for other titles on the Mainland.

Over the past 18 months, the Group had undertaken a major re-organisation within its senior management team to better define roles and responsibilities. The focus for the Group in 2002 will be directed at expanding our publishing business both locally in Hong Kong and on the Mainland. We have already made a start with our magazine business in Shanghai, and intend to expand on our online recruitment business there into print. In our retailing business, we continue to focus on building up the *Daily Stop* chain of convenience outlets, which at the end of December 2001 comprised 72 outlets.

Whilst the business outlook for 2002 remains uncertain and difficult, the Group will benefit from an improved cost base and lower newsprint prices. Through the efforts of the management team, we are well positioned to take advantage of a recovery in the Hong Kong economy. The Group also has the financial strength to take advantage of any opportunities that may arise.

This past year has been extremely challenging for our staff in their efforts to maximize revenues and streamline costs, whilst maintaining the quality and integrity of our products and service to our customers. I wish to thank our management and staff for their exceptional efforts and resolve in facing up to the difficult challenges.

I also wish to thank our Directors for their guidance and strong support in helping management to stay focused and attain a high standard of corporate governance. We all take our responsibilities to shareholders very seriously.

I wish to record the Board's and management's deep regrets on the passing of Mr. Paul Bush, our Director. The Board remains deeply thankful for Mr. Bush's good guidance and contribution over many years as a Director and member of the Audit and Remuneration Committees. The Board also records its deep appreciation of Mr. Lindley Holloway who resigned in August 2001.

Last but not least, I wish to thank all our readers, advertisers, clients and shareholders for their continued support and trust.

Kuok Khoon Ean
Chairman
Hong Kong, 25 March 2002


South China Morning P

June 2001: Launch party of *Jiu Jik*, a bilingual recruitment magazine
Ms. Pandora Ip (Director, Display Advertising),
Ms. Nancy Valiente (Director, Classified Advertising) and
Mr. Kuok Khoon Ean (Chairman)

NEWSPAPERS, MAGAZINES AND BOOKS

South China Morning Post Publishers Limited

Development of the *South China Morning Post* and the *Sunday Morning Post* has been accompanied by tight cost controls during the past year as both titles faced the difficult trading conditions common to all sections of Hong Kong's publishing industry. Within these constraints, significant achievements have been made in several important areas of the newspapers.

Our coverage of the horrific events of September 11 in the United States is a prime example of our authoritative, timely coverage of news, and which won the acclaim of our readers and peers. For over two weeks, the *South China Morning Post* published rolling editions throughout the day and night to give readers the most current account of these historic events.

The business section, *Business*, remains a central part of the editorial mix. To strengthen the section, *Business 2* was created to replace *Markets*. *Business 2* combines business features and market news, giving readers access to further analysis and commentary. Reader feedback has been positive, and, as the advertising market picks up, we expect favourable response from advertisers on the additional prime position advertising space.

Recognising the growing significance of education to the community and future of Hong Kong, the *South China Morning Post* extended its coverage of education by replacing *Campus Post* with *Education* in November 2000. A new section published every Saturday, *Education* covers all levels of schooling, tertiary education and continuing education. The section highlights events and issues in education both locally and around the world and fulfils a niche as the only such publication in Hong Kong. It attracts a wide range of readers with an interest in education and enjoys strong support from advertisers. *Education* has won significant support from government and academic circles for its in-depth reporting on this vital area.

Young Post was re-launched in September 2001 with a more dynamic layout to become a brighter read for secondary school students. The launch was timed to coincide with the launch of a sharper online site. In addition to it being an English language-teaching tool for schools, *Young Post* carries new content that makes newspaper reading both educational and enjoyable for teenagers. In September 2000, *Young Post* lent its support to the Talk To Win English speaking competition, which was jointly organised by South China Morning Post, Radio Television Hong Kong and the British Council.

Amid the tough trading conditions two relatively small parts of the overall editorial product, *24/7* and *Premier Soccer* were closed.

The *South China Morning Post's* editorial team continues to receive recognition for their excellent work, with our reporters and photographers winning several awards at the Human Rights Press Award 2000. Our travel editor won the PATA Gold Award, the region's top travel writing award, and our designers picked up awards at the Hong Kong Designers Association and from the Society of News Design. In production, we won the merit award in the newsprint category of the Hong Kong Print Awards in 2000 and 2001, and the award for technical excellence in a newspaper pre-print/supplement award from PANPA (Pacific Area Newspaper Publishers' Association) in 2001.

Circulation and Readership

For the 12-month period ended June 2001, the average circulation of the *South China Morning Post* and *Sunday Morning Post* showed a slight improvement from the previous year. However, for the six-month period, July to December 2001, the average circulation of the *South China Morning Post* and *Sunday Morning Post* was down 2.3% and 5.7%, respectively, compared with the same period last year, primarily due to the economic downturn and reduced copies to airlines and hotels after September 11.


Newspaper Circulation (audited)
Weekdays
Sunday
107,129
114,446
108,626
116,661
110,155
114,028
90,208
88,522
92,447
94,569
92,353
89,204
Jan – Dec 1999
Jan – Dec 2000
Jan – Dec 2001
Jan – Dec 1999
Jan – Dec 2000
Jan – Dec 2001
Jan – Jun
Jul – Dec

We continue to maintain our leading position in English language newspaper readership in Hong Kong with a 97% market share (source: ACNielsen RARD Report):


In '000
Newspaper Readership
400
350
300
250
200
150
100
50
0
321 304 305 299 330 330 351 332 335 311 306 316 315 329 328 351 347 349
316 299 294 287 317 321 343 325 327 303 291 302 304 327 324 344 340 339
Jul '00
Aug
Sep
Oct
Nov
Dec
Jan '01
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
South China Morning Post
All English
Source: ACNielsen

Operations

The installation programme for the two new Geoman press units is scheduled for completion by early September 2002. The new press units will increase printing capacity with full colour capability from 8 to 24 broadsheet pages, offering more flexibility to advertisers and editorial.

A new editorial system to replace the existing J11, which is more than 15 years old, has been commissioned. The new system will incorporate the latest publishing and design software, allowing for the automation of many repetitive and manual tasks, and increase productivity and efficiency in the newsroom. It will allow a single editor to modify design and adjust the complete story package, be it text, headline, sub-heading, by-line, images, graphics or captions. Another important feature is its simultaneous production approach, which allows multiple users to work on the same page at the same time. We expect the new editorial system to be in place by the end of 2002.

We are also in the process of selecting a new advertising system. The new systems under consideration will have advanced billing and advertising booking features which will capture vital customer information, generate detailed sales and operations reports, and help streamline the operations workflow. It will also have a Client Relationship Management module. All these will be valuable tools for the advertising team to monitor sales and operations efficiently.

Advertising

As with most newspaper publishers round the world, advertising revenues have been severely affected by the downturn in the global economy and was exacerbated by the events of September 11. Clearly, as companies began to reduce costs and expenses, marketing and advertising expenses were the first to be affected, followed by reductions in headcount. Recruitment advertising has been most severely affected, with executive demand levels down by more than 50% in 2001 compared to 2000. At the end of January 2002, Hong Kong's unemployment rate was at an all-time high of 6.7%, surpassing unemployment levels during the Asian financial crisis.

Display Advertising - The slowdown in display advertising was further heightened following September 11, where, in particular, we saw immediate cancellation of bookings from the airline, hotel and travel related industries. Although we have seen some improvement and return since, advertisers are still cautious with their spending.

The Special Reports section has been strengthened. This included a re-design, and a restructuring of the editorial team with a change in sales strategy. With China's entry into the WTO, we see advertising potential on the Mainland, and ran two special reports in collaboration with Shanghai Daily in 2001. Such reports strengthened our brand presence in China and also attracted Mainland advertisers. The two reports were well received by advertisers and similar projects will be put forward in the coming year.

Classified Advertising - The year saw a marked slowdown in recruitment activity across all sectors. Despite a weak economy and a decline in classified advertising revenue, the Group continued to invest in product development and brand building activities to strengthen its leadership in the market.

Classified Post launched a new advertising campaign in early 2001 using a new "Heads Above the Rest" theme. The campaign is premised on the idea that people whose business it is to find the best talent (headhunters) go to *Classified Post* to find it. Therefore, the best place to look for the best jobs is *Classified Post*. This campaign was well received in the market and the theme was extended to the re-launch of *Classifiedpost.com*. *Classified Post* was also the main sponsor of the annual conference of the Hong Kong Institute of Human Resource Management.

Jiu Jik, a weekly bilingual recruitment magazine was launched in June 2001, with 90,000 copies distributed through *Daily Stop*, 7-Eleven, key MTR exits and KCR stations, career centres of universities and other educational institutions and continuing education centres. *Jiu Jik* targets the large pool of new graduates and young professionals and was introduced as part of our continuing effort to offer advertisers a set of media choices to meet their needs.

Careers.scmp.com was revamped and re-launched as *Classifiedpost.com* in June 2001 to extend the strong brand of *Classified Post* in print to online and to reflect the integration of print and online businesses throughout the Group. The Web site revamp involved an upgrade of the technical platform, improvements in design and navigation, new features and channels, including a Chinese channel, and enhanced tools for jobseekers and recruiters. The re-launch was supported by innovative and creative advertising and promotion campaigns that extended the Headhunter theme. Some of the campaigns included free CD-roms in the form of business cards containing proprietary software that sends job listings directly to a user's desktop and a contest to win career consultations with some of the leading search and selection firms in Hong Kong. The response to the re-launched site has been positive and usage is growing with over 6.5 million pageviews per month and some 65,000 users registered for e-mail job alerts.

All of the actions we have taken will serve us well when the economy improves. More than ever, the Group has reinforced its market leadership in classified recruitment advertising and increased value to its customers.

SCMP.com

During the period, the print and online editorial resources were successfully converged. Usage of the Web site has continued to grow, as at the end of 2001, *SCMP.com* has some 600,000 registered users with pageviews of some 30 million per month. Principal revenue sources for *SCMP.com* continue to be advertising, content sales and licensing, however, with the downturn in the economy, there was a significant drop in Internet advertising revenue. To expand its revenue sources, in February 2002, *SCMP.com* launched a paid subscription-based service, branded *SCMP.com Premium View*.

SCMP.com continues to win international recognition. It was voted one of the world's top three news web sites in the Editor and Publisher Awards for "Best Online Newspaper Site outside of the United States" in 2000 and 2001 and was the first runner up in the Society of Publishers in Asia Awards for "Excellence in Publishing" in 2000. It also won the best corporate site award from Financial Intelligence Asia in 2001 and was a winner of the Revolution Awards 2001 for Best Media site. Its *Marketplace* Web site was voted one of the top three B2C sites in Asia at the Asian Internet Awards 2001.

SCMP Haymarket Publishing Limited

The Chinese language magazine titles published by the company during the period were *Amoeba, AUTOMOBILE, Champion Sports, PC Home, Autoworld, TechMag* and in the English business sector, *CEI Asia Pacific* and *Revolution*.

The magazine titles performed poorly; *AUTOMOBILE* being negatively affected by a weaker car sales market. During the period the company suspended the publication of *Champion Sports* and *Revolution* due to continued poor performance, and *PC Home* was suspended in February 2002.

The commercial arrangements with the Guangzhou publisher of *Autoworld* and *TechMag* were terminated in December 2001. This was replaced by a co-operation and licensing arrangement with a Shanghai publisher to publish and distribute Chinese editions of two major titles from the Haymarket portfolio: *AUTOCAR*, the leading car magazine in the UK, and *STUFF*, the UK's leading lifestyle technology magazine. *STUFF* and *AUTOCAR* were launched in January and February 2002, respectively.

SCMP Hearst Publications Limited

Our joint venture company with the Hearst Corporation publishes the Chinese editions of *COSMOPOLITAN, HARPER'S BAZAAR* and *CosmoGIRL!* for the Hong Kong market.

Both *COSMOPOLITAN* and *HARPER'S BAZAAR* performed satisfactorily with increased revenue and contributions. A new magazine title, *CosmoGIRL!*, was launched in September 2001 targeting the teenage market.

SCMP Book Publishing Limited

SCMP Book Publishing is one of the leading local publishers of Chinese language leisure books in Hong Kong with over 200 new titles published in 2000 and 170 in 2001. Since commencing operations in 1981, SCMP Book Publishing has accumulated a library of more than 2,000 Chinese titles.

Sales during this period was slightly below the prior period. The company is exploring the potential of E-books publishing and is currently reviewing its library for appropriate material to be digitised for sale.

The Post Publishing Public Company Limited

The Group has a 20.3% interest in The Post Publishing Public Company Limited, the publisher of the *Bangkok Post*. For the six-month period ended 31 December 2000, the company reported revenues of Baht 519 million and a net profit of Baht 79 million (1999: Baht 458 million and Baht 77 million, respectively). For the year ended 31 December 2001, the company reported revenues of Baht 969 million and a net profit of Baht 96 million (2000: Baht 971 million and Baht 150 million, respectively).

RETAIL

SCMP Retailing (HK) Limited

SCMP Retailing operates a chain of 72 *Daily Stop* outlets and 27 *Health Plus* shops, which are strategically located in the MTR and KCR stations, major shopping malls and housing estates.

The Group's strategy is to continue to grow its chain of *Daily Stop* outlets, which, because of the breadth of the network, provides good market intelligence and serves as an important platform for the distribution of its titles, and for launching new titles. With *Health Plus* shops, the strategy is to maintain the number of existing shops and look into closing those that are not profitable.

Daily Stop recorded higher sales, but profits declined slightly primarily due to price competition and higher rental review at the MTR outlets. While financial performance was slightly weaker than last year, overall operation efficiency has improved.

During the period, 16 *Daily Stop* outlets were opened, and six were closed. Currently there are 72 outlets with plans to open 19 new outlets in 2002.

Health Plus business continues to be difficult with keen price competition. Unprofitable shops were closed as their leases expired. There are currently 27 shops compared with 33 shops a year ago.

Dymocks Joint Venture
The Group has a 45% interest in a joint venture with Dymocks Franchise Systems (NSW) Pty Ltd of Australia. The joint venture's principal business is to franchise the Dymocks Bookstore chain in Hong Kong. The company has franchised six stores.

OTHER BUSINESSES

Video-Film Productions Limited
The Group has an 81.6% interest in Video-Film Productions Limited. The company has been in operation since 1974 and is one of the most established producers of commercials and special purpose videos in Hong Kong. The company also provides post-production services to other businesses such as advertising agencies. This period, several of the company's productions won awards in the 2000 New York Film Festival and Galaxy Award competitions.

Video-Film Productions' sales strategy is focused on business/corporate and educational video production. Its key clients have been the Hong Kong Government and government-related agencies. Thus, while the industry suffered from the global economic downturn, the impact on the company has been minimised due to its low reliance on the commercial sector.

Capital Artists Limited
Capital Artists suspended its operations in October 2001 in the face of difficult market conditions, continuing piracy and high guarantee fees required to retain popular artists. Capital Artists owns the publishing rights of over 1,050 songs and owns rights in the master recording of over 3,500 songs.

Sun Island English Kindergarten Limited
The Group has an 89% interest in Sun Island English Kindergarten Limited, which operates 19 branches and three child care centres throughout Hong Kong.

In March 2002, the Group completed the sale of its 89% interest in the company for a cash consideration of HK$28.2 million.

Sport and Recreation Clubs
The Group completed the sale of its two sport and recreation clubs, *Spotlight Recreation Club* and *Telford Recreation Club,* in December 2001 for HK$27.8 million in cash.

NIIT Joint Venture
In December 2001, the Group disposed of its 35% interest in the joint venture to its partner, National Institute of Information Technology of India, for HK$3.5million in cash.

CORPORATE AFFAIRS

Our People
We place great importance in recruiting and retaining quality people and providing them with training, opportunities for growth, and competitive rewards. Salaries of employees are maintained at competitive levels while bonuses are granted on a discretionary basis. Other employee benefits include provident fund, insurance and medical cover, subsidised educational and training programmes and a share option scheme.

Share options provide compensation that is related to long-term corporate performance and maximises shareholder value in the longer term. During this period, the Board granted share options to 10 employees to subscribe for a total of 1,045,000 ordinary shares of the Company. As at 31 December 2001, share options have been granted to 136 employees to subscribe for a total of 11,880,500 ordinary shares of the Company. We expect that the past and future awards on a merit basis, will provide a significant element of incentive compensation for staff.

South China Morning Post offers a cadetship programme for aspiring journalists. Graduates are given the unique opportunity to spend a year as a trainee journalist ("cadet") covering various news assignments in business, politics, features and general news. Cadets are provided training and hands-on experience with a chance to put them into practice quickly. Exceptional individuals may be offered appointments as staff reporters at the end of their cadetship.

Community Services

Donations

During the period, the Group made charitable donations amounting to HK$666,898.

Reader Pledges

South China Morning Post also receives donations from readers, moved by articles in the newspaper for victims of tragedies and individuals experiencing hard times. Large and small contributions are received by the donations office which then distributes the money according to the readers' wishes.

Braille Post

Braille Post is one of the world's first daily newspapers for the blind, providing the visually impaired access to in-depth news coverage and information. Since the first edition in August 1990, *Braille Post* has developed from a paper featuring 15 stories to one with more than 100 braille pages comprising more than 50 stories. It also has a sister paper that averages 150 pages, in which business stories, stocks and forex prices are available. In November 1997, the *South China Morning Post* became the first newspaper to offer daily braille editions through the Internet as part of its long association with the Hong Kong Society for the Blind.

Corporate Calendar

July 2000 and 2001: RTHK/SCMP Short Story Competition

This popular annual competition organised and judged jointly by Radio Television Hong Kong ("RTHK") and South China Morning Post, started 15 years ago to promote English language writing skills in Hong Kong. High quality entries are received every year from the large pool of local literary talents. It is judged in two categories: Senior, for 18 years and above, and, Junior, for 12 to 17 year olds.

July 2000 and 2001: SCMP/Henley MBA Awards

The annual SCMP/Henley MBA Awards, now in its eighth year, is offered by *Classified Post* and Henley Management College. The awards provide a career ladder for aspiring Hong Kong managers who aim to develop skills to move on to higher levels of management. The awards are for a distance-learning MBA. It covers tuition, course materials and workshop fees. Through its involvement with the MBA scheme, South China Morning Post hopes to make a modest contribution to the development of Hong Kong's youth who are likely to be among its future leaders. The awards have so far helped 10 young managers.

July 2000 and 2001: SCMP Teachers' Seminar for secondary schools

Since 1998, South China Morning Post has been holding an annual education forum for secondary English teachers to promote NIE (Newspaper in Education) teaching among professionals. The Group continually initiates projects to help cultivate newspaper-reading habits among youth. This annual function is well received by English teachers in secondary schools.

August 2000: SCMP.com re-registration exercise

SCMP.com launched a re-registration exercise in August 2000. All users are required to complete a simple one-page questionnaire. From this exercise, *SCMP.com* is able to know its users better and to better serve them.

August to October 2000: ACNielsen Internet survey

From the data provided at registration and the results of the survey conducted by ACNielsen, we know that our users are affluent and educated and the Internet is an integral part of their lifestyle. 66% of our users are male and 79% of *SCMP.com* users have a university or higher degree. The *SCMP.com* user spends an average of 7.1 hours per week on the Internet and has an average annual household income of more than US$66,000. Over 60% of *SCMP.com* users have shopped online versus 7% of the general public in Hong Kong and they spend an average of HK$1,490 a month online.

September 2000: RTHK/SCMP Talk to Win Competition

Talk To Win is an English speaking competition organised jointly by RTHK and South China Morning Post. It aims to enhance the communication skills and language proficiency of local students and their awareness of current affairs and cultural issues.

Highlights of the competition are aired on RTHK. Each broadcast begins with a song, then contestants from selected schools discuss freely the thoughts that a particular song has stimulated. Their creativity and English skills are assessed. Highlights of the discussions are also published in *Young Post*.

October 2000: SCMP Group corporate Web site

The SCMP Group corporate Web site, *scmpgroup.com*, was launched in October 2000. The site provides information on the Group and its current activities.

October 2000 and 2001: South China Morning Post Student of the Year Awards

Now in its 28th year, the South China Morning Post Student of the Year Awards are widely recognised in the education sector and deemed one of the school calendar's top events. Aiming to honour Hong Kong's brightest students, the prestigious awards focus not only on academic achievements, but also personal accomplishments and achievements in dance, music, sports, computing, languages and arts as well as their contributions to the school and the community. The awards are wide-ranging and comprehensive, with eight major categories: Student of the Year, Best Student Awards for Improvement, Dancer, Linguist, Musician, Computer Scientist, Sportsperson and Visual Artist. All categories are open to Form Four to Form Seven students except for the Student of the Year Award, which is only open to Form Six and Form Seven students.

October 2000 and 2001: BSPU/SCMP Web Design Competition

South China Morning Post and the Business Services Promotions Unit (BSPU) of the Commerce and Industry Bureau successfully launched the competition in 1998 for Hong Kong students and youngsters aged 25 and below. The competition, now in its fourth year, is well recognised by the public as one of the major web design competitions for young people in Hong Kong.

November 2000: Business and Technology e-newsletters

Launch of e-newsletters on *Business* and *Technology* to deliver the day's headlines to readers' inboxes. The *Business* e-newsletter brings users updates on markets, deals and finance from China and the Asian region. The *Technology* e-newsletter brings users the latest technology news from Hong Kong, China and the Asian region.

November 2000: Marketplace Web site

Launched in November 2000, the *Marketplace* showcases an array of merchants offering various products and services. Situated on the home page, it is a prime location for merchants to reach a quality audience that matches the quality of their products.

November 2000: Education launched
Education, a weekly education section, was launched in November 2000. Published on Saturday, and available on *SCMP.com*, *Education* aims at providing practical advice and covers all aspects of education, from pre-primary to higher and continuing. *Education* highlights issues of special concern to parents such as the selection of schools, student learning difficulties and teaching innovations. It also hosts an open forum, a "what's on" section and columns on how to incorporate books and technology into the lives and education of children. *Education* also provides a platform for parents and teachers to air their concerns.

November 2000 and 2001: Classified Post IHRM Annual Conference
Classified Post sponsored the Conference with the objective to promote its products and services related to human resource management. The Conference provides an ideal platform for *Classified Post* to reinforce its leadership positioning to over 1,000 delegates and visitors during the two-day conference period.

December 2000 and 2001: DHL/South China Morning Post Hong Kong Business Awards
Since their inception in 1990, the DHL/SCMP Hong Kong Business Awards, Hong Kong's most prestigious business awards, have recognised outstanding contributions to the development of the SAR's reputation as Asia's leading financial centre. Six awards are presented - Businessman of the Year, Executive Award, Owner-Operator Award, International Award, Enterprise Award, and Young Entrepreneur Award. Notable past winners of the Businessman of the Year include Li Ka Shing, Gordon Wu, William Purves, Cheng Yu Tung, Lee Quo Wei, Victor Fung, Peter Sutch, Dickson Poon, Allan Wong, Richard Li, Patrick Wang and Vincent Lo.

December 2000 and 2001: Operation Santa Claus
Every December, individuals, community groups and corporations rally to lend their support to Operation Santa Claus to raise funds for a particular local children or youth charity. Since RTHK and South China Morning Post teamed up to start Operation Santa Claus in 1987, it has raised more than HK$50 million for charities in Hong Kong and the Mainland, benefiting causes ranging from an orphanage fund to burns victims. In 2001, Operation Santa Claus raised over HK$3.6 million for the KELY Support Group which is a youth-aid group that deals with issues such as drug and alcohol abuse and relationship problems.

February 2001: Fund Manager of the Year Awards
The South China Morning Post Fund Manager of the Year Awards acknowledge the top performing funds and their respective fund managers, covering different global markets and all asset classes. Now in its 10th year, the awards have become the fund industry's most prestigious and coveted performance recognition benchmark.

February 2001: Education & Careers Expo
The annual Education & Careers Expo acts as a perfect platform for jobseekers and those who wish to pursue further studies to collect information on education, careers and training opportunities. As one of the exhibitors, *Classified Post* uses this opportunity to reach its readers and provide them with the latest recruitment information.

March 2001: Launch of totallyhk e-newsletter
Launch of a weekly *totallyhk* e-newsletter providing a weekly guide to Hong Kong living covering cinema, live entertainment, food, wine and music.

April 2001: SCMP Book Publishing celebrates its 20th Anniversary
2001 marked the 20th year of SCMP Book Publishing's business in Hong Kong. We incorporated our 20th Anniversary tag line in our all print ads and marketing materials during the year. New books and e-books were published as part of the anniversary special.

June 2001: Business Post re-launch
Business Post was re-launched on 4 June 2001. The new-look *Business* incorporates daily coverage of information technology news and more features and financial markets news. A new section called *Business 2* is dedicated to more in-depth analytical coverage of the stories behind the news and the financial markets, and interviews with key figures driving change in the business community in Hong Kong, Greater China and the rest of Asia. These changes have allowed *Business* to explore the issues of the day and to expand the range and depth of coverage in a lively and reader-friendly format with more graphics and other images.

June 2001: Launch of Jiu Jik recruitment magazine

To further strengthen its leadership in the recruitment market and to complement *Classified Post*, a weekly bilingual recruitment magazine, *Jiu Jik*, was launched on 7 June 2001. With editorial content written mostly in Chinese, *Jiu Jik* is aimed at new graduates and young professionals aged 18 to 30. *Jiu Jik* features jobs from all sectors, with an emphasis on entry-level to middle management positions. It is distributed free every Friday.

June 2001: Classifiedpost.com re-launch

Classifiedpost.com was re-launched in June 2001 with improved search features, a Chinese channel, a bilingual e-newsletter and a candidate matching service. *Classifiedpost.com* receives some 6.5 million pageviews per month and sends out over 100,000 e-newsletters and 65,000 e-mail job alerts each week to opt-in subscribers. Hunting card, a propriety software that can be downloaded free from the site, delivers job opportunities directly to a jobseeker's desktop. This site compares favourably to any job web site globally.

June 2001: Hotel Reservations Site launched on SCMP.com

SCMP.com, in partnership with asia-hotels launched an online hotel reservations service on *SCMP.com*. The service, accessible at the co-branded site, *hotels.scmp.com*, offers users comprehensive hotel information and online reservations services for a wide range of popular hotels and resorts across Asia.

September 2001: Launch of CosmoGIRL!

The title launch of *CosmoGIRL!*, a magazine created for today's teenagers, offering advice on fashion and beauty, health and fitness, and dating and relationships.

October 2001: HARPER'S BAZAAR's 13th Anniversary

In celebration of *HARPER'S BAZAAR*'s 13th Anniversary, the magazine organised "The Most Stylish Personality Award". A cocktail reception was held at the Grand Hyatt Hotel on October 11 to celebrate the magazine's birthday as well as to present the awards to the winners.

November 2001: Daily Stop's 20th Anniversary promotion

A Scratch & Win Game with instant prizes and grand prizes was rolled out in November 2001 to celebrate the anniversary. Over 50,000 Scratch & Win Game Cards were distributed to customers.

November 2001: Health Plus's 9th Anniversary promotion

Marketing promotions offering storewide discounts were launched to celebrate the occasion.

November 2001: Classified Post "Job Search and Careers Transition Strategies" Seminar

Classified Post and Drake Beam Morin joined forces to sponsor the seminar to help readers and jobseekers prepare for a new career or manage a career in transition. The seminar focused on updating resumes, improving interview techniques and uncovering hidden job opportunities. The seminar aimed to help our readers to be heads above the rest.

December 2001: COSMOPOLITAN's 17th Anniversary

In celebration of *COSMOPOLITAN*'s 17th Anniversary, the magazine organised its first "Best of the Best" Beauty Awards. An exhibition displaying all the winning beauty products was held and a cocktail reception was hosted for our advertisers to celebrate the magazine's birthday.


China Morning Post
Manager

February 2001: SCMP Fund Manager of the Year Awards 2001
Mr. Antony Leung (Financial Secretary) and the award winners

FINANCIAL HIGHLIGHTS

- **Total Group turnover: HK$2,745.1 million**
- **Profit attributable to shareholders: HK$482.8 million**
- **Basic earnings per share: HK27.85 cents**
- **EBITDA: HK$785.6 million**
- **EBITDA margin: 28.6%**
- **Return on shareholders' funds: 22.9%**

With the change of financial year end from 30 June to 31 December, the current reporting period covers an 18-month period ended 31 December 2001. Operating results for the 18-month period ended 31 December 2001 and the comparatives for the 12-month period ended 30 June 2001 are presented below. To facilitate better understanding of the Group's performance, an additional comparison on calendar year basis for the 12-month period ended 31 December 2001 and 2000 is presented on pages 25 to 28 of this report.

Due to the adoption of new and revised Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants in the current reporting period, certain figures in the Group's profit and loss account and consolidated balance sheet for the 12-month period ended 30 June 2000 have been restated. Please refer to Note 3 of the Notes to Financial Statements on pages 48 to 51 of this report for full details.

OPERATING RESULTS OF THE GROUP FOR THE 18-MONTH PERIOD ENDED 31 DECEMBER 2001

Overview

During the 18-month period ended 31 December 2001, the Group's turnover amounted to HK$2,745.1 million (12-month period ended 30 June 2000: HK$1,912.9 million), and profit attributable to shareholders amounted to HK$482.8 million (12-month period ended 30 June 2000: HK$562.6 million). Basic earnings per share for the 18-month period was HK27.85 cents (12-month period ended 30 June 2000: HK32.49 cents).

Included in the reported earnings of HK$482.8 million were a gain of HK$51.9 million from part disposal of the listed share portfolio, revaluation deficit of HK$40.7 million in respect of investment properties and a provision of HK$95.9 million for Internet investments and a property. Excluding these items, the Group would report a net profit of HK$567.5 million.

Operating costs and expenses for the 18-month period was HK$2,090.0 million (12-month period ended 30 June 2000: HK$1,310.1 million). The major increases in operating costs came from staff cost, cost of materials and sales and rental and utility costs. Staff costs which accounted for approximately 34.7% of total operating expenses, increased following an annual salary review in July 2000 and increased staff numbers. Total headcount of the Group in June 2000 was 1,632, which increased to 1,745 in December 2000 due to new hires in several businesses of the Group. The cost of materials and sales increases were due mainly to increase in average newsprint cost by 24.5% to HK$5,000 (US$641) per metric ton compared to the previous period, and higher retail sales from the *Daily Stop* outlets. Rental and utility increases were due to (i) new office premises taken to converge and relocate the editorial and Internet operations to the same floor and relocation of the other operations of the Group to the same office area in Quarry Bay; (ii) higher rent review for the *Daily Stop* outlets located in the MTR stations; and (iii) net increase of 10 *Daily Stop* outlets (from 62 to 72 outlets, though this was partially offset by the net closure of six *Health Plus* shops, from 33 to 27 shops). Depreciation increased slightly due to additions of fixed assets. No amortisation was recorded as the pre-operating expenses and goodwill had been fully amortised in previous years.

The results of the Group in the last 12 months (January to December 2001) had been severely affected by the global economic downturn, which was further exacerbated by the terrorist attacks of September 11 in the United States. Recognising that it is particularly important in this climate to contain costs to compensate for the revenue shortfall, management undertook cost reduction measures throughout the Group, including the following:

* progressively reduced staff numbers during the year, to 1,570 employees at the end of 2001. This reduction was in all divisions. A salary freeze (the last salary increment was in July 2000) was imposed and strict controls on re-hire were implemented as staff leave through natural attrition. Certain services of the Group, such as distribution and cleaning were sub-contracted out, and the working hours and overtime rates for certain business divisions were reviewed;

* reviewed vendor agreements and further consolidated the purchasing functions within the Group; and

* suspended the publication of two magazine titles, *Champion Sports* and *Revolution*, which became unprofitable to continue with. The operations of Capital Artists were also suspended; the issues of piracy and high guaranteed fees required to retain popular artists made this business commercially unviable.

Contribution by Business Segment

The Group's core business of newspapers, magazines and other publications continued to generate the majority of the Group's turnover, EBITDA and operating profit.

	Contribution to Turnover	
HK$ million	**18-month period ended 31 December 2001**	**12-month period ended 30 June 2000**
Newspapers, magazines and other publications	**1,722.9**	1,262.7
Retailing	**610.4**	359.7
Entertainment, recreation and education services	**247.1**	173.0
Video and film post-production	**47.8**	34.7
Property holding	**116.9**	82.8
Total	**2,745.1**	1,912.9

	Contribution to EBITDA		Contribution to Operating Profit	
HK$ million	**18-month period ended 31 December 2001**	**(Restated) 12-month period ended 30 June 2000**	**18-month period ended 31 December 2001**	**(Restated) 12-month period ended 30 June 2000**
Newspapers, magazines and other publications	**632.0**	583.5	**532.5**	571.4
Retailing	**4.5**	10.9	**(1.3)**	6.4
Entertainment, recreation and education services	**32.2**	16.7	**16.3**	3.0
Video and film post-production	**8.3**	5.7	**4.2**	3.4
Property holding	**108.6**	77.5	**62.1**	73.6
Total	**785.6**	694.3	**613.8**	657.8

Newspapers, magazines and other publications

HK$ million	**18-month period ended 31 December 2001**	**(Restated) 12-month period ended 30 June 2000**
Turnover		
Newspapers	**1,589.5**	1,179.0
Magazines and other publications	**133.4**	83.7
Total turnover	**1,722.9**	1,262.7
EBITDA	**632.0**	583.5
Operating profit	**532.5**	571.4

For the 18-month period ended 31 December 2001, this division recorded turnover of HK$1,722.9 million and an operating profit of HK$532.5 million. EBITDA margin for the period was 36.7% compared with 46.2% in the year ended 30 June 2000. The decline is largely attributed to the Newspaper Division.

2001 saw a marked slowdown in recruitment activity across all sectors, with executive demand levels down by more than 50% in 2001 compared to 2000, amid a fast increasing unemployment rate in Hong Kong. Advertising revenue in *Classified Post* was severely impacted by this slowdown in recruitment activity. In the 18-month period, average volume was down by some 8.7% and average yield also decreased compared to the 12-month period ended 30 June 2000.

The slowdown in display advertising was further heightened following September 11, where, in particular, there was immediate cancellation of ad bookings from the airlines, hotels and travel related industries. Although there had been some improvement and return since then, advertisers are still cautious with their ad spend. In the 18-month period, average volume decreased by 11.9% while average yield increased slightly compared to the 12-month period ended 30 June 2000.

Circulation revenue was affected by decline in yield due to discounted subscription sales. During the first half of 2001, circulation of the *South China Morning Post* and *Sunday Morning Post* saw an increase of 1.4% to 110,115 copies and a decrease of 0.1% to 92,353 copies respectively, as compared to the corresponding period in 2000. However, during the second half of 2001, the circulation of the *South China Morning Post* and *Sunday Morning Post* saw a decrease of 2.3% to 114,028 copies and 5.7% to 89,204 copies, respectively, as compared with prior corresponding period.

The magazine titles under SCMP Hearst Publications Limited performed satisfactorily with increased revenue and contributions from the *COSMOPOLITAN* and *HARPER'S BAZAAR* titles. A new magazine title, *CosmoGIRL!* was launched in September 2001 targeting the teenage market.

Retailing

HK$ million	18-month period ended 31 December 2001	(Restated) 12-month period ended 30 June 2000
Turnover	**610.4**	359.7
EBITDA	**4.5**	10.9
Operating (loss) / profit	**(1.3)**	6.4

This division recorded revenue of HK$610.4 million but sustained an operating loss of HK$1.3 million. The operating loss was primarily due to the operating and closure costs related to the bakery business (*Bakers Oven* which was closed in May 2001) and operating losses from the *Health Plus* shops. The *Daily Stop* retail business continued to operate profitably. As at the end of December 2001, there were 72 *Daily Stop* outlets compared with 62 in June 2000 and 27 *Health Plus* shops, down from 33 in June 2000.

Entertainment, recreation and education services

HK$ million	18-month period ended 31 December 2001	(Restated) 12-month period ended 30 June 2000
Turnover	**247.1**	173.0
EBITDA	**32.2**	16.7
Operating profit	**16.3**	3.0

These divisions recorded revenue of HK$247.1 million and an operating profit of HK$16.3 million. The improvement in the results came from the recreation clubs which showed improved performance, and also as a result of lower depreciation and amortisation charges. With the leases of the two clubs expiring in 2003 and 2004 and as part of the strategy to exit non-core businesses, the Group sold the recreation clubs in December 2001 for HK$27.8 million.

Faced with continuing piracy and high guarantee fees to retain popular artists, Capital Artists ceased operation in October 2001.

Performance of the Education Division declined as the number of students fell as a result of the declining birth rate in Hong Kong. In March 2002, the Group disposed of this division for HK$28.2 million, as it continues to exit non-core businesses.

Video and film post-production

HK$ million	18-month period ended 31 December 2001	(Restated) 12-month period ended 30 June 2000
Turnover	**47.8**	34.7
EBITDA	**8.3**	5.7
Operating profit	**4.2**	3.4

This division recorded revenue and operating profit of HK$47.8 million and HK$4.2 million, respectively. The performance of this division remained stable.

Property holding

HK$ million	18-month period ended 31 December 2001	(Restated) 12-month period ended 30 June 2000
Turnover	**116.9**	82.8
EBITDA	**108.6**	77.5
Operating profit	**62.1**	73.6

The revenue and operating profit for this period was HK$116.9 million and HK$62.1 million, respectively. Rental income declined slightly on calendar year basis due to expiry of a lease rental in August 2001. The decline in operating profit was mainly due to deficit charge resulting from the revaluation of investment properties to market value.

OPERATING RESULTS OF THE GROUP FOR THE 12-MONTH PERIOD ENDED 31 DECEMBER 2001 AND 2000

The Group's consolidated operating results for the 12-month period ended 31 December 2001 and 2000 were as follows:

	12-month period ended 31 December		%
HK$ million, except per share amounts	**2001**	**2000**	**change**
Turnover	**1,693.7**	2,074.2	(18.3)
Operating cost before depreciation and amortisation	**1,307.3**	1,302.8	0.3
EBITDA	**386.4**	771.4	(49.9)
Depreciation	**88.1**	85.3	3.3
Amortisation	–	7.8	(100.0)
Gain on disposal of long-term investment shares	**22.8**	53.4	(57.3)
Provision for asset impairment	**72.5**	46.0	57.6
Revaluation deficit	**40.7**	–	100.0
Other revenue	**25.3**	34.7	(27.1)
Operating profit	**232.6**	719.2	(67.7)
Profit attributable to shareholders	**164.6**	603.3	(72.7)
Earnings per share (HK cents)			
Basic	**9.50**	34.83	(72.7)
Diluted	**9.49**	34.81	(72.7)

For the 12-month period ended 31 December 2001, the Group's turnover and profit attributable to shareholders amounted to HK$1,693.7 million (2000: HK$2,074.2 million) and HK$164.6 million (2000: HK$603.3 million), respectively. Basic earnings per share was HK9.50 cents (2000: HK34.83 cents).

The reported earnings of HK$164.6 million included a gain of HK$22.8 million from part disposal of the listed share portfolio, and revaluation deficit of HK$40.7 million in respect of investment properties and a provision of HK$72.5 million for Internet investments and a property. Excluding these items, the Group would report a net profit of HK$255.0 million.

Operating Costs and Expenses

	12-month period ended 31 December		%
HK$ million	**2001**	**2000**	**change**
Staff costs	**478.7**	493.5	(3.0)
Cost of production materials and sales	**499.0**	472.8	5.5
Rental and utilities	**143.3**	134.5	6.5
Advertising and promotion	**37.2**	36.0	3.3
Other operating expenses	**149.1**	166.0	(10.2)
Operating cost before depreciation and amortisation	**1,307.3**	1,302.8	0.3
Depreciation	**88.1**	85.3	3.3
Amortisation	–	7.8	(100.0)
Total operating costs and expenses	**1,395.4**	1,395.9	(0.04)

Total operating costs were maintained at a stable level. Staff costs decreased by 3.0% following from the headcount reductions undertaken during the year, as described on page 21. Increase in cost of production materials and sales of 5.5% was primarily due to increase in newsprint cost and higher retail sales. The average cost of newsprint for production increased by 21.6% to HK$5,234 (US$671) per metric ton. Rental and utilities increased by 6.5% due to (i) new office premises taken to converge and relocate the editorial and Internet operations to the same floor and relocation of the other operations of the Group to the same office area in Quarry Bay; and (ii) rental increase of some of the retail outlets, primarily in the MTR stations; and (iii) net increase of 10 *Daily Stop* outlets (from 62 to 72 outlets, though this was partially offset by the net closure of six *Health Plus* shops, from 33 to 27 shops). Advertising and promotion increased by 3.3%, primarily due to the launch of the new recruitment magazine, *Jiu Jik*, in June 2001, which was offset slightly by decreased advertising spend on some existing products. Other operating expenses decreased by 10.2% as a result of various cost cutting measures, though there was an increase in distribution costs related to the distribution of *Jiu Jik*. Depreciation increased by 3.3% due to addition in fixed assets. No amortisation was recorded as the pre-operating expenses and goodwill had been fully amortised in previous years.

Contribution by Business Segment

The Group's core business of newspapers, magazines and other publications continued to generate the majority of the Group's turnover, EBITDA and operating profit.

HK$ million	Contribution to Turnover 12-month period ended 31 December 2001	2000	% change
Newspapers, magazines and other publications	**1,014.1**	1,414.8	(28.3)
Retailing	**414.5**	370.6	11.8
Entertainment, recreation and education services	**155.5**	174.8	(11.0)
Video and film post-production	**32.3**	33.4	(3.3)
Property holding	**77.3**	80.6	(4.1)
Total	**1,693.7**	2,074.2	(18.3)

HK$ million	Contribution to EBITDA 12-month period ended 31 December 2001	2000	% change	Contribution to Operating Profit 12-month period ended 31 December 2001	2000	% change
Newspapers, magazines and other publications	**282.8**	672.7	(58.0)	**191.6**	645.6	(70.3)
Retailing	**3.1**	–	100.0	**(0.4)**	(4.6)	91.3
Entertainment, recreation and education services	**24.0**	16.3	47.2	**13.9**	1.2	1,058.3
Video and film post-production	**5.0**	7.2	(30.6)	**2.1**	3.3	(36.4)
Property holding	**71.5**	75.2	(4.9)	**25.4**	73.7	(65.5)
Total	**386.4**	771.4	(49.9)	**232.6**	719.2	(67.7)

Newspapers, magazines and other publications

HK$ million	12-month period ended 31 December 2001	2000	% change
Turnover			
Newspapers	**925.4**	1,329.7	(30.4)
Magazines and other publications	**88.7**	85.1	4.2
Total turnover	**1,014.1**	1,414.8	(28.3)
EBITDA	**282.8**	672.7	(58.0)
Operating profit	**191.6**	645.6	(70.3)

For the 12-month period ended 31 December 2001, this division recorded revenues of HK$1,014.1 million, a decrease of 28.3%, reflecting the slowdown in the global economy and the difficult operating environment experienced during 2001.

Display advertising revenue in the newspapers decreased by 25.7%, average volume decreased by 21.5% and average yield also decreased. Advertising revenue in *Classified Post* declined 41.2% compared with the corresponding period, average volume was down by some 28.5% and average yield also decreased.

Revenues from magazines and other publications for the 12-month period ended 31 December 2001 increased by 4.2%. The increase is mainly attributable to the strong performance of *COSMOPOLITAN* and *HARPER'S BAZAAR* titles which remain as market leaders in their sector, but other publications (Chinese books) showed declines as a result of the weak market.

Retailing

HK$ million	12-month period ended 31 December 2001	2000	% change
Turnover	**414.5**	370.6	11.8
EBITDA	**3.1**	–	100.0
Operating loss	**(0.4)**	(4.6)	91.3

This division recorded revenues of HK$414.5 million, an increase of 11.8% year-on-year, with 100.0% improvement on EBITDA and 91.3% improvement in operating loss, compared to the prior year. The *Daily Stop* retail business continued to operate profitably, but the operating and closure costs related to the bakery business (*Bakers Oven* which was closed in May 2001), and the operating losses from the *Health Plus* shops, resulted in a net operating loss of HK$0.4 million. This compares favourably to an operating loss of HK$4.6 million in the previous period.

As at the end of December 2001, there were 72 *Daily Stop* outlets compared with 62 in June 2000 and 27 *Health Plus* shops, down from 33 in June 2000.

Entertainment, recreation and education services

HK$ million	12-month period ended 31 December 2001	2000	% change
Turnover	**155.5**	174.8	(11.0)
EBITDA	**24.0**	16.3	47.2
Operating profit	**13.9**	1.2	1,058.3

These divisions recorded revenue of HK$155.5 million and an operating profit of HK$13.9 million. The improvement in the results came from the recreation clubs which showed improved performance, and also as a result of lower depreciation and amortisation charges. The Group disposed of the recreation club business for HK$27.8 million in December 2001.

Faced with continuing piracy and high guarantee fees to retain popular artists, Capital Artists ceased operation in October 2001.

Performance of the Education Division has been declining as a result of the falling birth rate in Hong Kong; the number of students had declined by 8.9% year-on-year. In March 2002, the Group disposed of this division for HK$28.2 million, as it continues to exit non-core businesses.

Video and film post-production

HK$ million	12-month period ended 31 December 2001	2000	% change
Turnover	32.3	33.4	(3.3)
EBITDA	5.0	7.2	(30.6)
Operating profit	2.1	3.3	(36.4)

Revenue for the 12-month period ended 31 December 2001 remained stable compared to the prior corresponding period. Decrease in EBITDA was due to change in sales mix resulting in lower gross profit margin.

Property holding

HK$ million	12-month period ended 31 December 2001	2000	% change
Turnover	77.3	80.6	(4.1)
EBITDA	71.5	75.2	(4.9)
Operating profit	25.4	73.7	(65.5)

Rental income and EBITDA from the Group's investment properties declined slightly due to expiry of one of the lease rentals. The decline in operating profit was mainly due to revaluation deficit of HK$40.7 million on investment properties.

CAPITAL EXPENDITURE

Total capital expenditure in the 18-month period ended 31 December 2001 amounted to HK$117.4 million, of which HK$23.7 million was spent on replacement items and HK$93.7 million on new capital items. Of the new capital items, HK$28.8 million was spent on convergence and relocation of the editorial and Internet operations and relocation of other operations of the Group to the same office location in Quarry Bay, HK$28.5 million was spent on equipment and software for the digital migration programme, and HK$36.4 million as part payment for two additional colour printing presses.

For the coming year, the Group has approved capital expenditure of approximately HK$99.7 million, of which HK$85.1 million is allocated for (i) further payment for the additional two colour printing presses and the digital migration programme; (ii) replacement of the editorial, advertising and accounting systems; (iii) new *Daily Stop* outlets; and (iv) computers and technology related equipment and software. The balance of HK$14.6 million is allocated for replacement items.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was HK$793.5 million in the 18-month period ended 31 December 2001, compared with HK$668.7 million in the 12-month period ended 30 June 2000. Cash was used primarily for payment of dividends, taxation and capital expenditure.

Net cash inflow from financing activities was HK$1.9 million in the 18-month period ended 31 December 2001, compared with net outflow of HK$31.4 million in the 12-month period ended 30 June 2000. The improvement was due to reduced amount of bank loan repayment and proceeds from the issuance of shares under the employee share option scheme.

Cash generated from the Group's operations and the funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs and planned capital expenditure.

The ratio of current assets to current liabilities improved to 2.95 times as at 31 December 2001 compared to 2.22 times as at 30 June 2000.

DIRECTORS AND SENIOR MANAGEMENT PROFILES

Non-executive Directors

Mr. Roberto V. Ongpin, aged 65, joined the Board in October 1993 and was appointed Deputy Chairman in the same year. He is Vice Chairman of AIA Capital Corporation Limited and Chairman of PhilWeb.com Inc., a listed Internet company in the Philippines. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard Business School and is a Certified Public Accountant.

Mr. Ronald J. Arculli, JP, aged 63, an Independent Director, joined the Board in June 1996. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is also a director of several listed companies in Hong Kong.

Tan Sri Dr. Khoo Kay Peng, aged 63, joined the Board in June 1994. He is Chairman and Chief Executive of Malayan United Industries Berhad, which is a diversified group with business interests in the Asia Pacific, Australia, United States of America, United Kingdom and Europe. He is also the Chairman of Laura Ashley Holdings plc, United Kingdom, MUI Hong Kong Ltd. and a Director of The Bank of East Asia, Limited, Hong Kong. Previously, Tan Sri Dr. Khoo had served as Chairman of the Tourist Development Corporation and Vice Chairman of Malayan Banking Berhad, Malaysia. Currently, he is a trustee of Malaysian Humanitarian Foundation and Regent University, Virginia, USA.

Mr. Chye Kuok Khoon Ho, aged 51, joined the Board in April 1996. He is Vice Chairman of Kerry Holdings Limited and a Director of Kerry Group Limited, Kerry Media Limited and Kerry 1989 (C.I.) Limited, which are substantial shareholders of the Company. Mr. Kuok is also Deputy Chairman and Managing Director of Shangri-La Asia Limited. He graduated from McGill University, Canada with a Bachelor's degree in Commerce.

Mr. Peter Lee Ting Chang, JP, aged 48, an Independent Director, joined the Board in August 1998. He is Chairman and Managing Director of Hysan Development Company Limited and a director of a number of other companies in Hong Kong and overseas. Mr. Lee received a Bachelor of Science Degree in Civil Engineering from University of Manchester and qualified as a Solicitor of the Supreme Court of England and Wales.

Dr. The Hon. David Li Kwok Po, GBS, OBE, JP, aged 62, an Independent Director, joined the Board in April 1990. Dr. Li is Chairman and Chief Executive of The Bank of East Asia, Limited and a director of numerous other companies in Hong Kong and overseas. He has served as an elected member of the Legislative Council, representing the Finance Constituency. Dr. Li is Chairman of The Chinese Banks Association, a member of the Hong Kong Banking Advisory Committee, and a member of the Executive Committee of The Hong Kong Association of Banks, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee.

Executive Directors

Mr. Kuok Khoon Ean, aged 46, joined the Board in October 1993 and was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a Director of Kerry Group Limited and Kerry Holdings Limited, which are substantial shareholders of the Company. Mr. Kuok is also a director of several other public companies in Hong Kong, Singapore and Malaysia. He is a cousin of Mr. Chye Kuok Khoon Ho, a Director of the Company. Mr Kuok is a graduate in Economics from Nottingham University, UK.

Mr. Thaddeus Thomas Beczak, aged 51, joined the Board in May 1999 and was appointed Deputy Chairman in the same year. He is an Executive Director of Kerry Holdings Limited, a shareholder of the Company, Shangri-La Asia Limited and The Post Publishing Public Company Limited in Bangkok, Thailand. He is also a Director of Kerry Properties Limited and Kerry Technology Limited. Mr. Beczak held various senior management positions at J.P. Morgan prior to joining the Kuok Group in 1997. Mr. Beczak is Chairman of the Listing Committee of The Stock Exchange of Hong Kong Limited and a member of the Advisory Committee for the Securities and Futures Commission. Mr. Beczak is a graduate of Georgetown University (B.S.F.S.) and Columbia University (M.B.A). He is a member of the Board of Advisors of the School of Foreign Service of Georgetown University.

Senior Management

Mr. Thomas Abraham is Editor of the *South China Morning Post* and *Sunday Morning Post*. Prior to joining the Group, Mr. Abraham worked for The Hindu, one of India's leading newspapers for more than 20 years. Besides occupying various positions at the newspaper's headquarters in Chennai, India, he was a foreign correspondent for the newspaper in Colombo, Geneva and London. He has also worked in the United Nations in Geneva. Mr. Abraham holds degrees in economics and international relations from Madras and Jawaharlal Nehru Universities in India.

Ms. Chai Way Cheng is Finance Director of the Group. Ms. Chai was formerly a Director at Merrill Lynch (Asia Pacific) Limited where she was responsible for merger and acquisition activities for North Asia. Prior to that, she was a Director at Schroders Asia Limited, responsible for corporate finance activities, and earlier had worked for investment banks in Malaysia and Touche Ross (in London), where she qualified as a Chartered Accountant. Ms. Chai graduated from Sheffield University in the UK and is an associate of the Institute of Chartered Accountants in England and Wales.

Mr. Chan Wai Ming, Steve joined in July 2001 as Director of SCMP Retailing (HK) Limited responsible for the retailing business of *Daily Stop* chain and *Health Plus* chain and Highlight Trading (HK) Limited. Mr. Chan brings with him 17 years of retailing experience. Mr. Chan is a graduate of Leicester University, UK (Bsc) and Lancester University, UK (MA).

Ms. Pandora Ip is Director of Display Advertising of South China Morning Post Publishers Limited. Ms. Ip is a media expert with more than 15 years of experience in the advertising industry. She was formerly the Executive Media Director and General Manager of Grey Advertising, one of the top 10 advertising agencies in the world, responsible for their media business expansion in Hong Kong and China. She has served as Chairman of the Media Committee of the 4As and has been the driving force behind various media industry disciplines.

Mr. Kuok Koon Seng is Director of the Group's Magazine Division. Prior to joining the Group in 1996, he was a senior executive with the Kuok Group, and was an Executive Director of Television Broadcasts Limited in 1990 and 1991. Mr. Kuok graduated from Australia National University with a degree in Economics.

Ms.Vera Leung is Legal Counsel and Company Secretary of the Group overseeing legal matters and corporate compliance issues. Prior to joining the Group, Ms. Leung had been in private practice involving intellectual property law, general commercial law, banking and other areas of law in Hong Kong and Singapore since 1993. Ms. Leung is also admitted as a Solicitor of the Supreme Court of England and Wales.

Ms. Nancy Valiente is Director of Classified Advertising of South China Morning Post Publishers Limited. Ms. Valiente was formerly a Vice President at Merrill Lynch (Asia Pacific) Limited where she was responsible for corporate finance activities for Asian clients. Ms. Valiente has an MBA from The Wharton School, University of Pennsylvania.

CORPORATE GOVERNANCE STATEMENT

The Directors and management are committed to high standards of corporate governance which provide an important framework for the overall operations of the Group. In the annual reader survey by the Far Eastern Economic Review of Hong Kong's Leading Companies, the Company had maintained its 6th Position ranking in 2001 (2000: ranked 6th; 1999: ranked 15th). This survey ranks companies on the basis of overall leadership, services/ products quality, innovation in responding to customer needs, long-term management vision, financial soundness and whether others try to emulate it. The Company was also ranked in October 2000, in HSBC's Asian 100 - Asia's leading corporates.

In 2001, the Group replaced its incumbent auditors with PricewaterhouseCoopers to obtain a fresh review of the Group's operating systems and internal controls. After a detailed review and shortlist process, the Company engaged KPMG Consulting, Inc. as management consultants for the financial management information system (Oracle Financials) to be implemented in 2002.

This statement outlines the main corporate governance practices of the Group that were in place during the period.

Board of Directors

The Board comprises eight Directors, three of whom are Independent Directors. The name, qualifications and other details of each member of the Board are set out on pages 29 to 30 of this report. A minimum of four Board meetings are held each year.

The Board supervises the management of the business and affairs of the Company and the Group. Apart from its statutory duties, the Board approves the Group's overall strategic plans, key operational initiatives, annual budgets, major funding and investment proposals, and reviews the financial performance of the Company and the Group. To facilitate effective management, certain functions have been delegated by the Board to various Board Committees.

Audit Committee

The Audit Committee of the Board has been established since 1998 and currently comprises three Non-executive Directors, two of whom are Independent Directors. It acts in an advisory capacity and makes recommendations to the Board. It reviews the plans and findings of both the internal and external auditors, the internal control systems throughout the Group, the completeness and accuracy of the financial statements and liaises on behalf of the Board with the auditors. The Audit Committee met two times during 2000 and 2001, respectively, with the auditors, to review audit reports, status of the Group's audits, internal controls, interim and final financial statements of the Group, prior to recommending them to the Board for approval. The attendance record of the members of Audit Committee at meetings held during this period is set out on page 35 of this report.

The members of the Audit Committee during this period were Messrs. Peter Lee Ting Chang, Ronald J. Arculli and Chye Kuok Khoon Ho (in place of the late Mr. Paul J. C. Bush).

Remuneration Committee

The Remuneration Committee of the Board has been established since 2000 and currently comprises three Non-executive Directors, two of whom are Independent Directors. It makes recommendations with respect to the remuneration of Executive Directors and senior management of the Group, including the grant of share options under the Share Option Scheme for employees. The Remuneration Committee met two times in 2001. The attendance record of the members of Remuneration Committee at meetings held during this period is set out on page 35 of this report.

The members of the Remuneration Committee during this period were Messrs. Peter Lee Ting Chang, Ronald J. Arculli and Chye Kuok Khoon Ho (in place of the late Mr. Paul J. C. Bush).

Management Committee

Management Committee meetings are regularly held by the Executive Chairman with the senior management staff, who are the Heads of divisions in the Group and Heads of key subsidiaries of the Company, to review the status of various projects, discuss and propose strategic objectives and plans and key policies for the Group and recommend any strategic ventures or proposals to the Board. Each key division and subsidiary company also holds weekly operational meeting, the minutes of such meetings are circulated to key members of the Management Committee.

Corporate Communications Initiatives

Web site

The Company's Web site, *scmpgroup.com*, was launched in October 2000. The site has continued to enhance the Group's corporate image and is a helpful source of information for third parties on the Group and its current activities. The Web site has average pageviews of 20,400 per month since its launch.

Investor relations

Senior management hosts analysts and investors briefings twice a year, following the release of the Group's interim and final results, as occasions for the investment community to query the senior management on the Group's performance and strategy. The senior management is willing and regularly meets with institutional investors and analysts, and participates at investors conferences.

Dealings in Securities

The Group has adopted an internal code in conformity with the provisions of the Code of Best Practice in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide guidance to its Directors and staff in relation to the dealings in the Company's securities. A system of reporting of securities dealings by the Directors to the Chairman/Deputy Chairman has been established to effectively monitor the Directors' dealings in the securities of the Company.

The Company is a constituent of the 200-stock Hang Seng Composite Index Series launched in October 2001 under the Services sector (Media & Publishing). The Company's shares are also available to US investors through a Level-I American Depository Receipt (ADR) Programme managed by The Bank of New York.

Code of Conduct

All Directors, managers and employees are expected to act with integrity and ethical standards. The Group has documented policies on standards of workplace behaviour which are communicated to employees.

DIRECTORS' REPORT

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the 18-month period ended 31 December 2001.

Change of financial year end date

The Company has changed its financial year end date from 30 June to 31 December commencing from the year 2001, with the current financial statements covering the 18-month period from 1 July 2000 to 31 December 2001 (the "Period").

Change of company name

Pursuant to a special resolution passed on 12 November 2001 and the approval of the Registrar of Companies of Bermuda, the Company has changed its name from South China Morning Post (Holdings) Limited to SCMP Group Limited with effect from 13 November 2001 and the Chinese name "SCMP 集團有限公司" has been adopted for identification purpose.

Principal activities and segment information

The Company is an investment holding company. The principal activities of the Group during the Period consisted of the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and online publications. The Group was also involved in retailing, music publishing, video and film post-production, recreation clubs, education and property investment through its subsidiaries.

An analysis of the Group's performance for the Period by business segments is set out in note 5 to the financial statements.

Major suppliers and customers

In the Period under review, the Group purchased less than 30% of its goods from its five largest suppliers. Sales to the five largest customers also accounted for less than 30% of the total sales for the Period.

As far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital had any interest in the five largest suppliers and customers.

Financial results

The profit of the Group for the Period and the state of affairs of the Company and the Group as at 31 December 2001 are set out in the financial statements on pages 43 to 47.

Dividend

During the Period, an interim dividend of HK15 cents per share, a special dividend of HK10 cents per share and an interim dividend distribution from the contributed surplus account of HK8 cents per share were paid. The Directors do not recommend the payment of a final dividend for the Period.

Five year financial summary

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 78. To reflect the change of financial year end date to 31 December, an additional summary for the calendar year 2001 and previous calendar years is set out on page 79.

Fixed assets and investment properties

Movements in the fixed assets and details of investment properties of the Group are disclosed in note 15 to the financial statements.

Subsidiaries

Particulars of the Company's principal subsidiaries as at 31 December 2001 are set out in note 30 to the financial statements.

Associates and jointly controlled entities

Particulars of the Group's interests in its principal associates and jointly controlled entities are set out in note 30 to the financial statements.

Bank loans

Particulars of bank loans of the Group as at the balance sheet date are set out in note 22 to the financial statements. All bank loans were fully repaid during the Period.

Share capital

Details of the authorised and issued share capital of the Company are set out in note 24 to the financial statements.

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Reserves

Movements in the reserves of the Company and the Group during the Period are set out in note 25 to the financial statements.

Charitable donations

During the Period, the Group made charitable donations totalling HK$666,898.

Directors

The Directors who held office during the Period and up to the date of this report were:

Mr. Kuok Khoon Ean	Chairman
Mr. Roberto V. Ongpin	Deputy Chairman
Mr. Thaddeus Thomas Beczak	Deputy Chairman
Mr. Ronald J. Arculli*	
Tan Sri Dr. Khoo Kay Peng	
Mr. Chye Kuok Khoon Ho	
Mr. Peter Lee Ting Chang*	
Dr. The Hon. David Li Kwok Po*	
Mr. Paul J. C. Bush	*(deceased on 17 November 2001)*
Mr. Lindley J. Holloway	*(resigned on 13 August 2001)*
Mr. Owen R. Jonathan	*(retired on 6 November 2000)*

* *Independent Directors*

In accordance with the Bye-laws of the Company, Mr. Ronald J. Arculli and Tan Sri Dr. Khoo Kay Peng shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming Annual General Meeting.

Directors' meetings

The number of Directors' meetings (including meetings of Committees of Directors) and number of meetings attended by each of the Directors during the Period were:

Name of Director	Board of Directors Meeting No. held*	Board of Directors Meeting No. attended	Audit Committee Meeting No. held*	Audit Committee Meeting No. attended	Remuneration Committee Meeting No. held*	Remuneration Committee Meeting No. attended
Mr. Kuok Khoon Ean	6	6	3	3**	2	1**
Mr. Roberto V. Ongpin	6	3	–	–	–	–
Mr. Thaddeus Thomas Beczak	6	5	–	–	–	–
Mr. Ronald J. Arculli	6	2	3	2	2	2
Tan Sri Dr. Khoo Kay Peng	6	4	–	–	–	–
Mr. Chye Kuok Khoon Ho	6	5	–	–	–	–
Mr. Peter Lee Ting Chang	6	6	3	3	2	2
Dr. The Hon. David Li Kwok Po	6	3	–	–	–	–
Mr. Paul J. C. Bush	5	4	3	3	2	2
Mr. Lindley J. Holloway	4	3	–	–	–	–
Mr. Owen R. Jonathan	1	0	–	–	–	–

* *Reflects the number of meetings held during the time the Director held office during the Period*

** *Attended as an invitee of the Committee*

Directors' interests in shares

(1) Ordinary shares

As at 31 December 2001, the interests of the Directors in the shares of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as set out below:

	Number of shares of the Company		
Name of Director	Personal Interests	Corporate Interests	Total
Mr. Thaddeus Thomas Beczak	100,000	–	100,000
Tan Sri Dr. Khoo Kay Peng	–	106,294,000*	106,294,000
Dr. The Hon. David Li Kwok Po	100,000	–	100,000

* *The interests in the 106,294,000 shares are in respect of deemed corporate interest held by Tan Sri Dr. Khoo Kay Peng through (i) MUI Media Ltd. as to 89,794,000 shares and (ii) Bonham Industries Limited as to 16,500,000 shares.*

(2) Share options

As at 31 December 2001, none of the Directors of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for equity or debt securities of the Company or any of its associated corporations.

Save as stated above, none of the Directors had any interest in the equity or debt securities of the Company and its associated corporations as at 31 December 2001.

Substantial shareholders

As at 31 December 2001, the Company had been notified of the following interests by shareholders in shares representing 10% or more of the issued share capital of the Company which were recorded in the register required to be kept under Section 16(1) of the SDI Ordinance:

Name of shareholder	Number of shares held
Kerry Media Limited	524,730,000 *
Kerry 1989 (C.I.) Limited	525,036,000 **
Kerry Holdings Limited	594,576,000 ***
Kerry Group Limited	594,576,000

* *The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.*

** *The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the interests reported above for Kerry Holdings Limited and Kerry Group Limited.*

*** *The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.*

Save as stated above, no person had registered an interest in the share capital of the Company that was required to be recorded under Section 16(1) of the SDI Ordinance.

Share option scheme

(1) Summary of terms

The Company has a share option scheme (the "Scheme") which was approved by shareholders on 27 October 1997 (the "Effective Date"). It is a part of the Group's remuneration policy with awards determined based upon the performance of the Group and individual employees. Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries. The subscription price is the higher of (i) the nominal value of the shares of the Company and (ii) no less than 90% of the average of the closing prices of the shares of the Company on the five trading days immediately preceding the granting of the option. No option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date of the Scheme, i.e. 27 October 2007. The remaining life of the Scheme is up to 27 October 2007.

The maximum individual entitlement of options shall not exceed 25% of the maximum aggregate number of shares in the capital of the Company in respect of which options may at that time be granted under the Scheme. The maximum number of shares in respect of which options may be granted (together with options exercised and options then outstanding) under the Scheme may not exceed 10% of the issued share capital of the Company from time to time (excluding any shares which have been duly allotted and issued pursuant to the Scheme). As at the balance sheet date, the total number of shares available for issue under the Scheme was 157,835,499, representing approximately 9.12% of the issued share capital of the Company as at that date (excluding any shares which have been duly allotted and issued pursuant to the Scheme).

Amendments to the rules of the Scheme in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") will be proposed for approval by shareholders at the forthcoming Annual General Meeting.

(2) **Movements of options granted**

The outstanding shares in respect of options granted under the Scheme as at the balance sheet date are summarised below:

	Number of shares in respect of options granted
Outstanding at 1 July 2000	18,333,500
Granted during the Period	1,045,000
Exercised during the Period	1,435,000
Lapsed during the Period	6,063,000
Outstanding at 31 December 2001	11,880,500

Details of the movements during the Period in the share options granted under the Scheme is as follows:

(i) Options granted to Director

Name of Director	Date of grant	Exercisable period	Exercise price/ share	Number of shares involved in the options: Outstanding at 01/07/2000	Granted during the Period	Exercised during the Period	Lapsed during the Period	Outstanding at 31/12/2001
			HK$					
Mr. Owen R. Jonathan*	02/08/1999	02/08/2000 - 27/10/2007	5.00	200,000	–	–	200,000	–
	11/01/2000	11/01/2001 - 27/10/2007	5.51	200,000	–	–	200,000	–
				400,000	–	–	400,000	–

Retired on 6 November 2000

Save as disclosed above, no options were granted to Directors of the Company pursuant to the Scheme.

(ii) Options granted to employees

Date of grant	Exercisable period	Exercise price/share	Number of shares involved in the options: Outstanding at 01/07/2000	Granted during the Period	Exercised during the Period	Lapsed during the Period	Outstanding at 31/12/2001
		HK$					
02/08/1999	02/08/2000 -27/10/2007	5.00	3,885,000	–	1,193,000#	486,000	2,206,000
11/01/2000	11/01/2001 -27/10/2007	5.51	4,483,500	–	242,000#	1,817,000	2,424,500
20/04/2000	20/04/2001 -27/10/2007	6.05	9,565,000	–	–	3,360,000	6,205,000
28/06/2001	28/06/2002 -27/10/2007	4.95*	–	1,045,000	–	–	1,045,000
			17,933,500	1,045,000	1,435,000	5,663,000	11,880,500

* *The closing price of the shares of the Company immediately before the date on which the options were granted was HK$5.00.*

The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$5.80.

Valuation of share options has not been presented as the exercise prices of all share options which were vested as at 31 December 2001 were above the market price of the shares of the Company as at 31 December 2001.

Directors' interests in contracts

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the Period or at any time during the Period.

Directors' service contracts

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Management contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Period.

Directors' arrangements to acquire shares or debentures

Save as disclosed herein, at no time during the Period was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

Connected and related party transactions

During the Period, the Company and its subsidiaries had the following transactions which constituted connected transactions under the Listing Rules and related party transactions under the Hong Kong Statements of Standard Accounting Practice:

(1) Certain subsidiaries of the Company had the following connected transactions with subsidiaries of Kerry Group Limited ("Kerry Group"), a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

(i) Logistics Services

(a) An agreement dated 28 July 2000 was made between SCMP Retailing (HK) Limited ("SCMP Retailing"), a wholly owned subsidiary of the Company, and Kerry Logistics (Hong Kong) Limited ("Kerry Logistics"), a subsidiary of Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group. Pursuant to this agreement, SCMP Retailing engaged Kerry Logistics to provide logistics services including warehousing, inventory management, delivery and related services ("Logistics Services") to its *Bakers Oven* outlets for the period from 15 August 2000 to 14 August 2002. SCMP Retailing and Kerry Logistics agreed to early terminate the said agreement with effect from 31 May 2001. The service fees paid by SCMP Retailing under this agreement during the Period amounted to HK$58,601.

(b) An agreement dated 28 July 2000 was made between SCMP Retailing and Kerry Logistics whereby SCMP Retailing engaged Kerry Logistics to provide Logistics Services to its *Health Plus* shops for the period from 1 April 2000 to 31 March 2002. Due to business restructuring, SCMP Retailing and Kerry Logistics agreed to early terminate the arrangements with effect from 31 March 2001 and the Logistics Services are being provided to Retailcorp Limited ("Retailcorp"), a wholly owned subsidiary of the Company, as mentioned below. The service fees paid by SCMP Retailing under this agreement during the Period amounted to HK$627,899.

An agreement dated 12 June 2001 was made between Retailcorp and Kerry Logistics. Pursuant to this agreement, Retailcorp engages Kerry Logistics to provide Logistics Services to its *Health Plus* shops for a term of one year from 1 April 2001 to 31 March 2002. The service fees paid by Retailcorp under this agreement during the Period amounted to HK$672,535.

(c) An agreement dated 28 July 2000 was made between Highlight Trading (HK) Limited ("Highlight Trading"), a wholly owned subsidiary of the Company, and Kerry Logistics. Pursuant to this agreement, Highlight Trading engages Kerry Logistics to provide Logistics Services for a term of two years from 1 July 2000 to 30 June 2002. The service fees paid by Highlight Trading under this agreement during the Period amounted to HK$245,955.

(d) An agreement dated 28 July 2000 was made between SCMP Book Publishing Limited ("SCMP Book Publishing"), a wholly owned subsidiary of the Company, and Kerry Logistics whereby SCMP Book Publishing engages Kerry Logistics to provide Logistics Services for the period from 19 July 2000 to 18 October 2001. Pursuant to a new agreement dated 3 November 2001, both parties have agreed to continue the Logistics Services for a further term of one year from 19 October 2001 to 18 October 2002. The service fees paid by SCMP Book Publishing under the said agreements during the Period amounted to HK$691,544.

(ii) Transportation and Distribution Services
An agreement dated 15 August 2001 was made between South China Morning Post Publishers Limited ("SCMP Publishers"), a wholly owned subsidiary of the Company, and Kerry Distribution (Hong Kong) Limited ("Kerry Distribution"), a subsidiary of Kerry Properties. Pursuant to this agreement, SCMP Publishers engages Kerry Distribution to provide transportation and distribution services for SCMP Publishers relating to its newspaper business for a term of one year from 15 August 2001 to 14 August 2002. The service fees paid by SCMP Publishers under this agreement during the Period amounted to HK$2,612,400.

For transactions under (1)(i)(b) to (1)(i)(d) and 1(ii) (the "Transactions"), The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has granted a conditional waiver to the Company for compliance with the disclosure requirements as stipulated under Rule 14.25 of the Listing Rules in respect of the Transactions on each occasion they arise for a period of three financial years ending 31 December 2003 (the "Waiver"). In accordance with the conditions of the Waiver, the Directors (including Independent Directors) of the Company have reviewed the Transactions and confirm that:

(a) the Transactions were entered into by the Group in the ordinary and usual course of its business, conducted on normal commercial terms and in accordance with the relevant agreements on terms that are fair and reasonable so far as the shareholders of the Company are concerned and in the interest of the Company as a whole; and

(b) the aggregate amount of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services for the Period does not exceed 3% of the book value of the Group's net tangible assets as at 31 December 2001 (the "Relevant Cap Amount").

The Auditors of the Company have also reviewed the Transactions and confirmed to the Directors in writing that:

(a) the Transactions have been approved by the Board of Directors of the Company;

(b) the Transactions have been entered into in accordance with the terms of the agreements governing the Transactions;

(c) the aggregate value of the Transactions under the respective category of Logistics Services and Transportation and Distribution Services does not exceed the Relevant Cap Amount; and

(d) the Transactions are in accordance with the pricing policy of the Group.

(2) As announced by the Company on 28 November 2001, the Company entered into a sale and purchase agreement (the "Agreement") with Aetna International Limited (the "Purchaser") on that date, pursuant to which, the Company disposed of its sport and recreation club business by transferring its legal and beneficial holding of the entire issued share capital of SCMP Recreation Clubs Limited ("SCMP Recreation Clubs"), a wholly owned subsidiary of the Company, to the Purchaser. SCMP Recreation Clubs has three wholly owned subsidiaries, namely, Spotlight Enterprises Limited, the operating company of *Spotlight Recreation Club*, Telford Recreation Club Limited, the operating company of *Telford Recreation Club*, and Star Attractions Limited, the operating company organising various recreational courses.

The Purchaser is deemed to be a connected person of the Company as one of the Purchaser's controlling shareholders is an ex-employee of the Group who previously served as a director of the Company's subsidiaries. Accordingly, the entering into the Agreement between the Company and the Purchaser constituted a connected transaction for the Company under the Listing Rules.

The total consideration paid by the Purchaser to the Company amounted to HK$27,855,000 and the transaction was completed on 7 December 2001.

All the above connected transactions are disclosed in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

Purchase, sale or redemption of the Company's shares
Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares during the Period.

Valuation of publishing titles
Pursuant to the Listing Agreement between the Company and the Stock Exchange (the "Listing Agreement"), the Company has appointed American Appraisal Hong Kong Limited (the "Valuer"), an independent valuer, to value two of the Group's publishing titles, the *South China Morning Post* and *Sunday Morning Post* (the "Publishing Titles"), as at 31 December 2001 on an open market basis. The Valuer had valued the Publishing Titles at HK$4.40 billion. The Directors have adopted the Valuer's valuation in their annual valuation of the Publishing Titles.

The valuation is not reflected in the financial statements as the accounting principles generally accepted in Hong Kong and the accounting policies of the Company require any publishing titles to be stated at cost less accumulated amortisation.

Pursuant to the Listing Agreement, the Company is entitled to include the valuation of the Publishing Titles in the calculation of the Company's assets or consolidated assets for the purpose of Rule 14.04(4) and Chapter 14 generally of the Listing Rules.

Code of Best Practice
In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Listing Rules throughout the Period, save that the Non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-laws.

Audit Committee
The Audit Committee has been established since 1998 with written terms of reference and currently comprises two Independent Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli, and a Non-executive Director, Mr. Chye Kuok Khoon Ho (in place of the late Mr. Paul J.C. Bush). Eight Audit Committee meetings have been held prior to the date of this report.

Remuneration Committee
The Company established a Remuneration Committee on 15 September 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Directors, namely Mr. Peter Lee Ting Chang and Mr. Ronald J. Arculli and a Non-executive Director, Mr. Chye Kuok Khoon Ho (in place of the late Mr. Paul J.C. Bush). Two Remuneration Committee meetings have been held prior to the date of this report.

Auditors

The Company's former auditors, Ernst & Young, retired at the conclusion of the last annual general meeting of the Company held on 12 November 2001 and PricewaterhouseCoopers was appointed at the meeting to hold office until the conclusion of the forthcoming Annual General Meeting. A resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

For and on behalf of the Board

Kuok Khoon Ean
Chairman

Hong Kong, 25 March 2002

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE MEMBERS OF SCMP GROUP LIMITED

(Formerly known as South China Morning Post (Holdings) Limited)
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 43 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit and cash flows of the Group for the period from 1 July 2000 to 31 December 2001 and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 25 March 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

18-month period ended 31 December 2001

	Notes	18-month period ended 31 December 2001 HK$'000	(Restated) (note 3) 12-month period ended 30 June 2000 HK$'000
Turnover	5	**2,745,083**	1,912,913
Other revenue	5	**44,328**	32,379
Gain on disposal of long-term investment shares		**51,928**	45,569
Staff costs	6	**(725,114)**	(455,990)
Cost of production materials/sales		**(749,182)**	(439,634)
Rental and utilities		**(209,798)**	(125,971)
Depreciation and amortisation	3(e)(v)	**(130,458)**	(90,183)
Advertising and promotion		**(48,467)**	(42,730)
Other operating expenses	3(d)(iv)	**(226,859)**	(154,279)
Deficit on revaluation of investment properties		**(40,678)**	–
Provision for asset impairment	3(e)(v) & 6	**(95,933)**	(22,657)
Profit from Operating Activities	6	**614,850**	659,417
Finance costs	7	**(1,020)**	(1,564)
Operating Profit		**613,830**	657,853
Share of profits less losses of associates		**10,200**	7,038
Share of loss of a jointly controlled entity		**(15,857)**	(3,184)
Profit before Tax		**608,173**	661,707
Tax	9	**(118,363)**	(97,927)
Profit after Tax		**489,810**	563,780
Minority interests	3(d)(v)	**(7,017)**	(1,206)
Profit Attributable to Shareholders	3(e)(v),10 & 25	**482,793**	562,574
Dividends	11	**572,367**	519,742
Earnings per Share	12		
Basic		**27.85 cents**	32.49 cents
Diluted		**27.84 cents**	32.47 cents

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

18-month period ended 31 December 2001

	Notes	18-month period ended 31 December 2001 HK$'000	(Restated) 12-month period ended 30 June 2000 HK$'000
Deficit on revaluation of long-term investment shares	25	(31,497)	(45,314)
Exchange differences on translation of the financial statements of foreign entities	25	(8,253)	(2,845)
Net losses not recognised in the profit and loss account		(39,750)	(48,159)
Profit attributable to shareholders		482,793	562,574
Realisation of previously recognised revaluation reserve on disposal of investments	25	(34,707)	(39,804)
Total recognised gains		408,336	474,611

Cumulative effect of changes in accounting policies to retained earning is set out below:

	Notes	1 July 2000 HK$'000	1 July 1999 HK$'000
– effect of adopting SSAP 30	4(c) & 25	(610,033)	(578,719)
– effect of adopting SSAP 29	4(h) & 25	(1,820,000)	(1,820,000)
– effect of adopting SSAP 9 (revised)	4(i) & 25	259,942	259,650
		(2,170,091)	(2,139,069)

CONSOLIDATED BALANCE SHEET

As at 31 December 2001

	Notes	31 December 2001 HK$'000	(Restated) (note 3) 30 June 2000 HK$'000
Non-Current Assets			
Publishing titles	3(a)(i), 3(e)(ii) & 14	–	–
Fixed assets	15	1,621,494	1,707,563
Interests in associates	17	45,900	56,337
Interest in a jointly controlled entity	17	11,213	3,248
Long-term investment shares	18	151,486	370,546
		1,830,093	2,137,694
Current Assets			
Inventories	19	56,981	55,523
Accounts receivable	20	158,238	263,331
Prepayments, deposits and other receivables		60,080	59,346
Bank balances and deposits		283,675	477,423
		558,974	855,623
Current Liabilities			
Accounts payable and accrued liabilities	3(d)(i) & 21	167,594	264,398
Tax payable		8,996	105,555
Subscriptions in advance		12,875	13,802
Interest-bearing bank loans, secured	22	–	805
	3(e)(iv)	189,465	384,560
Net Current Assets		369,509	471,063
Total Assets Less Current Liabilities		2,199,602	2,608,757
Non-Current Liabilities			
Minority interests	3(d)(iii)	10,676	3,992
Interest-bearing bank loans, secured	22	–	4,562
Deferred tax	23	81,206	75,808
		91,882	84,362
	3(e)(ii)	2,107,720	2,524,395
Capital and Reserves			
Issued capital	24	173,438	173,295
Reserves		1,934,282	2,091,158
Proposed final dividend		–	259,942
	25	1,934,282	2,351,100
	3(e)(ii)	2,107,720	2,524,395

Kuok Khoon Ean
Chairman

Thaddeus Thomas Beczak
Deputy Chairman

CONSOLIDATED CASH FLOW STATEMENT

18-month period ended 31 December 2001

	Notes	18-month period ended 31 December 2001 HK$'000	(Restated) 12-month period ended 30 June 2000 HK$'000
Net Cash Inflow from Operating Activities	28(a)	793,491	668,743
Returns on Investments and Servicing of Finance			
Interest received		36,488	25,658
Dividends received from:			
Listed investments		4,449	6,331
Associates		6,652	5,865
Interest paid		(1,020)	(1,564)
Dividends paid to minority shareholders in subsidiaries		(333)	–
Dividends paid		(832,309)	(519,450)
Net cash outflow from returns on investments and servicing of finance		(786,073)	(483,160)
Tax			
Hong Kong profits tax paid		(204,764)	(73,151)
Investing Activities			
Additions to fixed assets		(117,363)	(39,279)
Purchase of a subsidiary		–	(28,000)
Purchase of business		(4,325)	–
Purchases of long-term investment shares		–	(144,293)
Proceeds from disposals of subsidiaries	28(c)	18,701	–
Proceeds from disposals of interests in associates		3,508	–
Proceeds from disposals of fixed assets		8,719	1,853
Proceeds from disposals of long-term investment shares		92,427	101,601
Decrease in bank deposits with maturity more than three months		179,357	209,218
Net cash inflow from investing activities		181,024	101,100
Net Cash (Outflow) / Inflow before Financing Activities		(16,322)	213,532
Financing Activities	28(b)		
Proceeds from issue of shares		7,298	12,415
Repayment of bank loans		(5,367)	(43,805)
Net cash inflow/(outflow) from financing activities		1,931	(31,390)
(Decrease) / Increase in Cash and Cash Equivalents		(14,391)	182,142
Cash and cash equivalents at beginning of period		296,743	114,601
Cash and Cash Equivalents at End of Period		282,352	296,743
Bank Balances and Deposits at End of Period			
Bank balances and deposits with maturity within three months		282,352	296,743
Bank balances and deposits with maturity more than three months		1,323	180,680
Total		283,675	477,423

BALANCE SHEET

As at 31 December 2001

	Notes	31 December 2001 HK$'000	(Restated) 30 June 2000 HK$'000
Non-Current Assets			
Interests in subsidiaries	16	2,420,575	3,659,425
Interests in associates	17	–	–
Current Assets			
Other receivable		1,855	–
Bank balances and deposits		252	252
		2,107	252
Total Assets		2,422,682	3,659,677
Capital and Reserves			
Issued capital	24	173,438	173,295
Reserves		2,249,244	3,226,440
Proposed final dividend		–	259,942
	25	2,249,244	3,486,382
		2,422,682	3,659,677

Kuok Khoon Ean
Chairman

Thaddeus Thomas Beczak
Deputy Chairman

NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

The registered office of SCMP Group Limited is located at Cedar House, 41 Cedar Avenue, Hamilton, HM12 Bermuda.

The Company acted as an investment holding company during the period. The principal activities of the Group during the period have not changed and consisted of the publishing, printing, and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and online publications, retailing, music publishing, video and film post-production, recreation clubs, education and holding of properties for rental income purpose.

2. Change of Financial Year End

The Company changed its financial year end from 30 June to 31 December commencing from the year 2001. The new financial year end was adopted to facilitate the Group to align its seasonal peak periods with the business cycle of its operations and that of its key customers, which would greatly enhance annual reviews and budgeting. In addition, some of the Group's subsidiaries and associated companies have a 31 December year end, and this change will allow all the Group's companies to have a co-terminus year end. In consequence, the comparative amounts for the consolidated profit and loss account, consolidated statement of recognised gains and losses, consolidated cash flow statement and the related notes to financial statements are not directly comparable.

3. Restatements of the Group's Consolidated Balance Sheet and Profit and Loss Account for the 12-Month Period Ended 30 June 2000

Due to the adoption of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") in the current reporting period as stated in note 4(a), certain figures have been restated. The changes are set out below.

(a) Publishing titles

Prior to the 18-month period ended 31 December 2001, publishing titles were stated at cost of HK$1,820,000,000. Under the new SSAP 29 "Intangible Assets", the publishing titles have to be amortised on a straight-line basis over their useful lives. These publishing titles were acquired in 1987 and their useful lives have been determined to be 10 years. The cost of HK$1,820,000,000 was fully amortised by 1997 as a result of adopting SSAP 29.

Changes to the consolidated balance sheet

(i) The publishing titles previously stated at HK$1,820,000,000 were restated to nil balance.
(ii) The net assets were reduced by HK$1,820,000,000.
(iii) The retained profit was reduced by HK$1,820,000,000.

There is no impact on the results for the 18-month period ended 31 December 2001 and the 12-month period ended 30 June 2000.

(b) Goodwill

Prior to the 18-month period ended 31 December 2001, goodwill was eliminated against contributed surplus in the year of acquisition. The goodwill previously eliminated was HK$610,033,000.

The SSAP 30 "Business Combinations" and the SSAP 31 "Impairment of Assets" require goodwill to be stated in the consolidated balance sheet at cost less accumulated amortisation and provision for impairment in value, if any.

As a result of adopting SSAP 30 and SSAP 31, goodwill of HK$610,033,000 was restated as goodwill in the consolidated balance sheet. The goodwill has been fully amortised or provided for impairment prior to 1 July 2000 following the requirement by SSAP 30 and SSAP 31 to amortise and provide for impairment.

Changes to the consolidated balance sheet

(i) Net assets - no change as the cost restated was either amortised or provided for impairment.
(ii) The retained profit was reduced by HK$610,033,000.
(iii) The contributed surplus was increased by HK$610,033,000.

Changes to the consolidated profit and loss account

(iv) Depreciation and amortisation was increased by HK$8,657,000 due to amortisation of goodwill.
(v) Provision for asset impairment was increased by HK$22,657,000 due to provision for impairment in goodwill.
(vi) Profit attributable to shareholders was reduced by HK$31,314,000 being total of (iv) and (v).

There is no impact on the results for the 18-month period ended 31 December 2001 as the goodwill has been fully amortised or provided for impairment prior to 1 July 2000.

(c) Dividend
Prior to the 18-month period ended 31 December 2001, the Group recognised the final dividend declared after the consolidated balance sheet date as current liabilities at the balance sheet date.

Under the SSAP 9 (revised) the dividend has to be recognised in the reporting period in which it is declared.

As a result of adopting SSAP 9 (revised), the final dividend for the 12-month period ended 30 June 2000 of HK$259,942,000 declared on 15 September 2000 was no longer recognised in the consolidated balance sheet as current liabilities and was added back to the retained profit.

Changes to the consolidated balance sheet

(i) The net assets were increased by HK$259,942,000 and the current liabilities were reduced by HK$259,942,000.
(ii) The retained profit was increased by HK$259,942,000.

(d) Minority interests
In the consolidated balance sheet, minority interests of HK$3,992,000 previously included in the "Accounts payable and accrued liabilities" was reclassified to "Minority interests" in line with the presentation in the 18-month period ended 31 December 2001.

In the consolidated profit and loss account, the profit attributable to minority interests of HK$1,206,000 previously included under "Other operating expenses" was also reclassified to "Minority interests".

Changes to the consolidated balance sheet

(i) Accounts payable and accrued liabilities were reduced by HK$3,992,000.
(ii) Current liabilities were reduced by HK$3,992,000.
(iii) Minority interests were increased by HK$3,992,000.

Changes to the consolidated profit and loss account

(iv) Other operating expenses were reduced by HK$1,206,000.
(v) Minority interests were increased by HK$1,206,000.
(vi) Profit attributable to shareholders - no change.

(e) Summary of restatements to the Group's consolidated balance sheet and profit and loss account for the 12-month period ended 30 June 2000

(i) Retained earnings as at 30 June 2000

	Notes	HK$'000
As previously reported		1,248,623
Less: accumulated amortisation of publishing titles	3(a)(iii)	(1,820,000)
Less: accumulated amortisation and provision for impairment in goodwill	3(b)(ii)	(610,033)
Add: proposed dividend	3(c)(ii)	259,942
As restated	25	(921,468)

(ii) Total assets and liabilities as at 30 June 2000

	Notes	Total assets HK$'000	Total liabilities HK$'000	Net assets HK$'000
As previously reported		4,813,317	(728,864)	4,084,453
Less: accumulated amortisation of publishing titles	3(a)(ii)	(1,820,000)	–	(1,820,000)
Add: restatement of goodwill		610,033	–	610,033
Less: accumulated amortisation and provision for impairment in goodwill		(610,033)	–	(610,033)
Add: proposed dividend	3(c)(i)	–	259,942	259,942
As restated		2,993,317	(468,922)	2,524,395

(iii) Contributed surplus as at 30 June 2000

	Notes	HK$'000
As previously reported		1,454,099
Add: restatement of goodwill	3(b)(iii)	610,033
As restated	25	2,064,132

(iv) Current liabilities as at 30 June 2000

	Notes	HK$'000
As previously reported		648,494
Less: proposed dividend	3(c)(i)	(259,942)
Less: minority interests	3(d)(ii)	(3,992)
As restated		384,560

(v) Profit attributable to shareholders for the 12-month period ended 30 June 2000

	Notes	Depreciation and amortisation HK$'000	Provision for asset impairment HK$'000	Profit attributable to shareholders HK$'000
As previously restated		(81,526)	–	593,888
Less: amortisation of goodwill	3(b)(iv)	(8,657)	–	(8,657)
Less: provision for impairment in goodwill	3(b)(v)	–	(22,657)	(22,657)
Net change	3(b)(vi)	(8,657)	(22,657)	(31,314)
As restated		(90,183)	(22,657)	562,574

4. Summary of Significant Accounting Polices

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the HKSA. They have been prepared under the historical cost convention, except for the re-measurement of investment properties, and certain fixed assets and long-term investment shares, as further explained below.

In the current period, the Group adopted the following SSAPs issued by HKSA which are effective for accounting periods commencing on or after 1 January 2001.

SSAP 9 (revised)	Events after the balance sheet date
SSAP 14 (revised)	Leases
SSAP 26	Segment reporting
SSAP 28	Provisions, contingent liabilities and contingent assets
SSAP 29	Intangible assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets
SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries

Except for SSAP 14 (revised) which is effective for accounting period commencing on or after 1 July 2000, all of the above new or revised SSAPs are effective for accounting period commencing on or after 1 January 2001. The comparatives have been adjusted or extended to take into account the requirements of the new accounting standards. The effect of adopting SSAP 9 (revised), SSAP 29 and SSAP 31 are set out in the accounting policies below. Except for the above, there is no impact on the operating profit resulting from the adoption of the above standards in the financial statements as the Group was already following the recognition and measurement principles in those standards.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the 18-month period ended 31 December 2001. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation. The gain or loss on disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any amortised goodwill or goodwill taken to reserves which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities represents the excess of purchase consideration paid over the fair values ascribed to the identifiable assets and liabilities acquired.

Prior to the 18-month period ended 31 December 2001, goodwill was eliminated against reserves in the year of acquisition.

In the 18-month period ended 31 December 2001, the Group has adopted earlier SSAP 30 "Business Combinations" and SSAP 31 "Impairment of Assets" whereby goodwill is restated in the balance sheet at cost less accumulated amortisation and provision for impairment in value, if any. Goodwill is amortised on a straight-line basis over an estimated useful economic life of not more than 20 years. Provision for impairment on any excess of the carrying amount of the goodwill over its estimated recoverable amount is expensed in the profit and loss account in the year in which the impairment occurs. For the 18-month period ended 31 December 2001, the Group had no goodwill amortisation charge as the goodwill has been fully amortised or provided for impairment prior to 1 July 2000.

The adoption of SSAPs 30 and 31 represents a change in accounting policies and the effects on the Group's financial statements resulting from such change have been accounted for as a prior year adjustment. The comparative consolidated profit and loss account for the 12-month period ended 30 June 2000 has been restated to conform with the changes in accounting policies. For the 12-month period ended 30 June 2000, the Group's amortisation of goodwill was HK$8,657,000 and the provision for impairment of goodwill was HK$22,657,000. These have resulted in a decrease in the Group's net profit for the 12-month period ended 30 June 2000 by HK$31,314,000. The opening retained profits of the Group at 1 July 1999 have been reduced by HK$578,719,000 which is the aggregate of the accumulated amortisation of goodwill of HK$431,261,000 and the accumulated provision for impairment of goodwill of HK$147,458,000 relating to periods prior to 1 July 1999.

(d) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms;

(iv) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(v) dividends, when the shareholder's right to receive payment is established. Prior to 1 July 2000, the Company recognised dividend income from its subsidiaries at the end of the financial year to which those dividends relate, even though such dividends were declared subsequent to the financial year end. To comply with the SSAP 9 (revised) where any dividends proposed or declared after the balance sheet date will not be recognised as a liability at the balance sheet date, the Company recognises dividends declared by its subsidiaries after the balance sheet date as revenue in the next financial year. This results in a change in accounting policy.

The Company has applied this change in accounting policy retrospectively, resulting in a decrease in retained profits at 1 July 1999 by HK$259,650,000, a decrease in profit for the 12-month period ended 30 June 2000 by HK$292,000 and a decrease in loss for the 18-month period ended 31 December 2001 by HK$259,942,000.

(e) Subsidiaries

A subsidiary is a company other than a jointly controlled entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors or has the power to govern the financial and operating policies of another body corporate so as to obtain benefits from its activities.

Interests in subsidiaries in the Company's balance sheet are stated at cost unless, in the opinion of the Directors, there have been permanent impairment loss when they are written down to values determined by the Directors. The results of subsidiaries are accounted for by the Company on the basis of dividend received or receivable.

(f) Associates

An associate is a company, not being a subsidiary or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provisions for permanent diminutions in values other than temporary in nature deemed necessary by the Directors.

(g) Jointly controlled entities

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Joint venture arrangements which involve the establishment of a separate entity in which the Group and other parties have an interest are referred to as jointly controlled entities. A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The jointly controlled entity operates in the same way as other enterprises, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group's share of the post acquisition results and reserves of a jointly controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in a jointly controlled entity are stated in the consolidated balance sheet at the Group's share of net assets of the jointly controlled entity under the equity method of accounting less any provisions for permanent diminutions in values other than temporary in nature deemed necessary by the Directors.

(h) Publishing titles

Prior to the 18-month period ended 31 December 2001, publishing titles were stated at cost. No amortisation was provided for in the financial statements.

In the 18-month period ended 31 December 2001, the Group has adopted SSAP 29 "Intangible Assets" whereby publishing titles are stated at cost less accumulated amortisation and provision for impairment in value, if any. The Group's publishing titles are amortised on a straight-line basis over ten years, taking into account the rapid change in the business environment and other factors.

The adoption of SSAP 29 represents a change in accounting policies and the effects on the Group's financial statements resulting from such change have been accounted for as a prior year adjustment. The Group's publishing titles had been fully amortised up to 30 June 1997 and there was no impact on the operating profits for the 18-month period ended 31 December 2001 and the 12-month period ended 30 June 2000. The opening retained profits of the Group at 1 July 1999 have been reduced by HK$1,820,000,000 which represents the accumulated amortisation for publishing titles for periods prior to 1 July 1999.

(i) Dividend

In accordance with the SSAP 9 (revised), the Group no longer recognises dividend proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the change in accounting policy. This change has resulted in an increase in the Group's opening retained profits at 1 July 1999 by HK$259,650,000 which is the reversal of the provision for 1999 final dividend previously recorded as a liability as at 30 June 1999.

(j) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are intended to be held on a long-term basis for their investment potential.

Investment properties held under leases with unexpired periods of 20 years or less are depreciated over the unexpired terms of the leases.

Investment properties held under leases with unexpired periods greater than 20 years are stated at open market values on the basis of annual professional valuations performed at the end of each financial year. Changes in the values of investment properties are dealt with as movements in the investment property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Any subsequent revaluation surplus is credited to the profit and loss account to the extent of the deficit previously charged.

On disposal of an investment property, the relevant portion of the investment property revaluation reserve realised in respect of previous valuations is released to the profit and loss account.

(k) Fixed assets and depreciation

Fixed assets, other than investment properties and assets in progress, are stated at cost or valuation less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Surpluses arising from the revaluation of fixed assets are dealt with in the asset revaluation reserve. Revaluation deficits are charged to the profit and loss account to the extent that they exceed surpluses arising previously on the individual assets. A subsequent revaluation increase is recognised as income to the extent that it reverses a revaluation deficit of the same asset previously charged to the profit and loss account.

Depreciation is provided on the straight-line method over the following estimated useful lives:

Land	Over the lease term
Buildings	25 to 50 years
Other fixed assets	2 to 20 years

No depreciation/amortisation is provided for assets in progress.

(l) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in the leasehold land and buildings and other fixed assets are impaired. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the assets to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the assets is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same assets, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(m) Long-term investment shares

Long-term investment shares, which represent share investments not held for trading purposes, are carried at their fair values. The unrealised gain or loss so arising is recognised directly in equity, as a movement in the investment revaluation reserve, until the investment is sold or otherwise disposed of, or until the investment is determined to be impaired, as deemed necessary by the Directors, at which time the cumulative unrealised gain or loss is included in the net profit or loss for the year.

(n) Inventories

Inventories are stated at the lower of cost and net realisable value after making due allowance for any obsolete or slow-moving items. Costs of inventories except printing materials which are stated at weighted average cost, is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(o) Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

(p) Foreign currencies

The Group's financial records are maintained and the financial statements are stated in Hong Kong dollars.

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable market rates of exchange ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of subsidiaries, associates and jointly controlled entities denominated in foreign currencies are translated into Hong Kong dollars for inclusion in the Group's financial statements using the closing rate method. The resulting translation differences are included in the translation reserve.

(q) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(r) Pension costs

The Group operates a defined benefit pension scheme, a defined contribution pension scheme, a Mandatory Provident Fund ("MPF") and a Top-up scheme for its employees. The assets of which are held separately from those of the Group in independently administered funds.

Contributions of the defined benefit pension scheme are made based on the periodic recommendations of independent actuaries and are charged to the profit and loss account so as to charge the cost of the pension benefits over the eligible employees' working lives within the Group. The basic pension cost is attributed to individual years using the aggregate cost method. The actuarial basis used includes investment return, salary escalation rates, withdrawal rates and mortality rates.

Contributions of the defined contribution scheme, MPF and the Top-up scheme are charged to the profit and loss account as incurred and may be reduced by contributions forfeited by employees who leave the scheme prior to vesting fully in the contributions.

(s) Accounts receivables

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(t) Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance. For the purpose of balance sheet classification, cash equivalents represent assets similar in nature to cash, which are not restricted as to use.

(u) Provisions and contingent liabilities

In accordance with SSAP 28, provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is possible that an outflow of sources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(v) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as secondary reporting format. No geographical reporting format is presented as the substantial businesses are based in Hong Kong.

Segment assets consist primarily of long-term investment shares, intangible assets, fixed assets, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure mainly comprises additions to fixed assets (note 15).

(w) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly , to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

5. Turnover, Revenue and Segment Information

Turnover comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income.

An analysis of Group's turnover and other revenue for the period is as follows:

	18-month period ended 31 December 2001 HK$'000	12-month period ended 30 June 2000 HK$'000
Turnover		
Newspapers, magazines and other publications	1,722,925	1,262,724
Retailing	610,408	359,664
Entertainment, recreation and education services	247,091	172,957
Video and film post-production	47,803	34,734
Property holding	116,856	82,834
	2,745,083	1,912,913
Other revenue		
Dividend income from listed investments	4,449	6,331
Interest income	36,488	25,658
Others	3,391	390
	44,328	32,379
Total revenue	2,789,411	1,945,292

Substantially all the activities of the Group are based in Hong Kong and below is a segment information by business segments:

18-month period ended 31 December 2001

	Newspapers, magazines and other publications HK$'000	Retailing HK$'000	Entertainment, recreation and education services HK$'000	Video and film post-production HK$'000	Property holding HK$'000	Total HK$'000
Turnover	1,722,925	610,408	247,091	47,803	116,856	2,745,083
Segment results and operating profit	532,473	(1,272)	16,298	4,250	62,081	613,830
Share of profits less losses of						
– associates	9,930	–	(795)	1,065	–	10,200
– a jointly controlled entity	(15,857)	–	–	–	–	(15,857)
Profit before taxation						608,173
Taxation						(118,363)
Profit after taxation						489,810
Minority interests						(7,017)
Profit attributable to shareholders						482,793
Segment assets	1,338,849	69,409	27,032	18,122	876,283	2,329,695
Investment in a jointly controlled entity	11,213	–	–	–	–	11,213
Investments in associates	39,156	–	–	6,744	–	45,900
Unallocated assets						2,259
Total assets						2,389,067
Segment liabilities	98,885	64,624	4,739	2,948	8,229	179,425
Unallocated liabilities						101,922
Total liabilities						281,347
Capital expenditure	102,665	5,734	6,704	2,260	–	117,363
Depreciation	96,241	6,068	17,018	2,568	8,563	130,458
Impairment charge	92,403	–	–	–	3,530	95,933

12-month period ended 30 June 2000

	Newspapers, magazines and other publications HK$'000	Retailing HK$'000	Entertainment, recreation and education services HK$'000	Video and film post-production HK$'000	Property holding HK$'000	Total HK$'000
Turnover	1,262,724	359,664	172,957	34,734	82,834	1,912,913
Segment results and operating profit	571,432	6,445	2,956	3,373	73,647	657,853
Share of profits less losses of						
– associates	7,870	–	(1,248)	416	–	7,038
– a jointly controlled entity	(3,184)	–	–	–	–	(3,184)
Profit before taxation						661,707
Taxation						(97,927)
Profit after taxation						563,780
Minority interests						(1,206)
Profit attributable to shareholders						562,574
Segment assets	1,785,944	79,360	66,122	11,090	983,454	2,925,970
Investment in a jointly controlled entity	3,248	–	–	–	–	3,248
Investments in associates	45,095	–	2,348	8,894	–	56,337
Unallocated assets						7,762
Total assets						2,993,317
Segment liabilities	142,177	70,366	39,715	8,408	20,581	281,247
Unallocated liabilities						187,675
Total liabilities						468,922
Capital expenditure	27,642	3,438	6,870	986	343	39,279
Depreciation and amortisation	64,487	4,384	13,039	128	8,145	90,183
Impairment charge	21,000	–	1,657	–	–	22,657

6. Profit from Operating Activities

Profit from operating activities is stated after charging and crediting:

	Group	
		(Restated)
	18-month period ended 31 December 2001	12-month period ended 30 June 2000
Charging	HK$'000	HK$'000
Operating lease rentals on land and buildings	154,329	90,005
Loss on disposal of fixed assets	4,839	891
Deficit on revaluation of investment properties	40,678	–
Auditors' remuneration	1,798	2,050
Depreciation on owned assets	130,458	81,526
Amortisation of goodwill	–	8,657
Staff costs (including Directors' remuneration, as set out in note 8):		
Wages and salaries	694,850	439,519
Pension contributions	36,408	19,491
Less: Forfeited contributions	(6,144)	(3,020)
Net pension contributions	30,264	16,471
	725,114	455,990
Provision for impairment in value of long-term investment shares	92,403	–
Provision for impairment in goodwill (note 3(e)(v))	–	22,657
Provision for impairment in leasehold land and buildings (note 15)	3,530	–
Crediting		
Net rental income from investment properties	111,403	79,488
Net rental income from leasehold land and buildings	3,624	1,950

There were no material forfeited pension scheme contributions at the current period and prior year end to reduce contributions in future years.

7. Finance Costs

	Group	
	18-month period ended 31 December 2001	12-month period ended 30 June 2000
	HK$'000	HK$'000
Interest on bank loans wholly repayable within five years	1,020	1,564

8. Directors' Remuneration

	Group	
	18-month period ended 31 December 2001 HK$'000	12-month period ended 30 June 2000 HK$'000
Fees:		
Executive	–	–
Non-executive	1,783	685
Other emoluments:		
Salaries, allowances and benefits in kind	10,738	7,743
Pension scheme contributions	2,570	216
Bonuses paid and payable	96	651
	15,187	9,295

The remuneration of the above Directors fell within the following bands:

	18-month period ended 31 December 2001 Number of Directors	12-month period ended 30 June 2000 Number of Directors
HK$Nil – HK$1,000,000	8	10
HK$1,500,001 – HK$2,000,000	2	1
HK$6,000,001 – HK$6,500,000	–	1
HK$9,500,001 – HK$10,000,000	1	–
	11	12

There was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the period.

Directors' fees paid or payable to Independent Directors during the period totalled HK$880,000. There were no other emoluments paid to Non-executive Directors during the period.

Five highest paid individuals

The five highest paid individuals during the period include one Director, details of whose remuneration is set out above. The details of the remuneration of the remaining four highest paid individuals are set out below:

	Group	
	18-month period ended 31 December 2001 HK$'000	12-month period ended 30 June 2000 HK$'000
Salaries, allowances and benefits in kind	14,752	9,800
Pension scheme contributions	1,052	459
Bonuses paid and payable	2,825	1,496
	18,629	11,755

The remuneration of the four highest paid individuals fell within the following bands:

	18-month period ended 31 December 2001 Number of individuals	12-month period ended 30 June 2000 Number of individuals
HK$2,000,001 – HK$2,500,000	–	2
HK$3,000,001 – HK$3,500,000	–	1
HK$3,500,001 – HK$4,000,000	1	1
HK$4,000,001 – HK$4,500,000	1	–
HK$4,500,001 – HK$5,000,000	1	–
HK$5,500,001 – HK$6,000,000	1	–
	4	4

9. Tax

Tax in the profit and loss account is analysed as follows:

	Group	
	18-month period ended 31 December 2001 HK$'000	12-month period ended 30 June 2000 HK$'000
Company and subsidiaries:		
Provision for the period	109,085	99,034
Deferred tax (note 23)	5,718	(3,437)
	114,803	95,597
Associates:		
Hong Kong	–	39
Elsewhere	3,560	2,291
	3,560	2,330
Tax charge for the period	118,363	97,927

Hong Kong profits tax has been calculated at 16% (2000: 16%) on the assessable profits generated during the period. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates.

10. Profit Atttributable to Shareholders

The profit of HK$482,793,000 (2000: HK$562,574,000) attributable to shareholders included a loss of HK$411,984,000 (2000: profit of HK$519,589,000) dealt with in the Company's own accounts.

The loss in the Company's own accounts is resulting mainly from the provision for diminution in value of its subsidiary due to the amortisation of publishing titles required by the newly adopted SSAP29 (notes 3(a) and 4(h)).

11. Dividends

	Group and Company	
	18-month period ended 31 December 2001 HK$'000	12-month period ended 30 June 2000 HK$'000
First interim dividend paid of HK15 cents per share (2000: HK15 cents)	260,178	259,800
Second interim dividend distribution of HK8 cents per share (2000: Nil)	138,751	–
Special dividend paid of HK10 cents per share (2000: Nil)	173,438	–
Proposed final dividend, Nil per share (2000: HK15 cents)	–	259,942
	572,367	519,742

12. Earnings per Share

The calculation of basic earnings per share is based on the profit for the period attributable to shareholders of HK$482,793,000 (2000: HK$562,574,000) and the weighted average of 1,733,784,078 (2000: 1,731,388,275) shares in issue during the period.

The diluted earnings per share for the period is based on the profit for the period attributable to shareholders of HK$482,793,000 (2000: HK$562,574,000) and the weighted average of 1,733,784,078 (2000: 1,731,388,275) shares in issue during the period plus 136,447 (2000: 1,265,350) dilutive shares deemed to have been issued for no consideration in respect of share options outstanding during the period.

13. Goodwill

	Group HK$'000
Cost	
At 1 July 2000	
– as previously reported	–
– goodwill restated as a result of the adoption of SSAP 30 (note 3 (b))	610,033
– as restated	610,033
At 31 December 2001	610,033
Accumulated amortisation and provision for impairment	
At 1 July 2000	
– as previously reported	–
– amount attributable to restated goodwill (note 3 (b))	610,033
– as restated	610,033
Amortisation during the period	–
At 31 December 2001	610,033
Net book value	
At 31 December 2001	–
At 30 June 2000	
– as previously reported	–
– as restated	–

14. Publishing Titles

	Group HK$'000
Cost	
At 1 July 2000 and 31 December 2001	1,820,000
Accumulated amortisation	
At 1 July 2000	
– as previously reported	–
– effect resulting from the adoption of SSAP 29 (note 3(a))	1,820,000
– as restated	1,820,000
Provided for during the period	–
At 31 December 2001	1,820,000
Net book value	
At 31 December 2001	–
At 30 June 2000	
– as previously reported	1,820,000
– as restated	–

15. Fixed Assets

Group

	Investment properties HK$'000	Leasehold land and buildings HK$'000	Assets in progress HK$'000	Other fixed assets HK$'000	Total HK$'000
Cost or valuation:					
At 1 July 2000	752,000	552,676	14,690	837,141	2,156,507
Additions	–	–	79,162	38,201	117,363
Transfers	–	–	(57,724)	57,724	–
Reclassification	118,678	(166,609)	–	30,010	(17,921)
Disposal of subsidiaries	–	–	–	(70,399)	(70,399)
Disposals	–	(11,919)	–	(27,332)	(39,251)
Revaluation deficit	(40,678)	–	–	–	(40,678)
At 31 December 2001	830,000	374,148	36,128	865,345	2,105,621
Accumulated depreciation:					
At 1 July 2000	–	56,940	–	392,004	448,944
Provided during the period	–	18,254	–	112,204	130,458
Impairment charge (note 6)	–	3,530	–	–	3,530
Reclassification	–	(15,213)	–	(2,708)	(17,921)
Disposal of subsidiaries	–	–	–	(55,191)	(55,191)
Disposals	–	(4,797)	–	(20,896)	(25,693)
At 31 December 2001	–	58,714	–	425,413	484,127
Net book value:					
At 31 December 2001	830,000	315,434	36,128	439,932	1,621,494
At 30 June 2000	752,000	495,736	14,690	445,137	1,707,563
Analysis of cost and valuation:					
At cost – 2001	–	341,148	36,128	865,345	1,242,621
At valuation – 1990	–	33,000	–	–	33,000
– 2001	830,000	–	–	–	830,000
	830,000	374,148	36,128	865,345	2,105,621

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvement.

As at 31 December 2001, there was no fixed asset pledged to secure the bank loans. As at 30 June 2000, leasehold land and buildings with a net book value of HK$7,600,000 were pledged to secure bank loans of HK$5,367,000 granted to the Group.

Certain of the Group's leasehold land and buildings were revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$33,000,000, being their then open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provisions of SSAP17 "Property, plant and equipment" issued by the HKSA in 1995, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year financial statements. Had such leasehold land and buildings been carried at cost less accumulated depreciation, the carrying value of such leasehold land and buildings would have been stated at approximately HK$24,794,000 (2000: HK$25,945,000).

The Group's investment properties and leasehold land and buildings are held under medium term leases in Hong Kong.

The investment properties comprise offices, a studio and car parking spaces. The offices situated at (i) 20/F and 21/F and car parking spaces Nos. 21, 22 and 23 on 4th floor of Bank of America Tower at 12 Harcourt Road, Hong Kong; (ii) the lobby on the Ground Floor, a portion of the canopy on the 1st Floor level and the front portions of the 1st, 2nd and 3rd Floors of No. 1 Leighton Road and 5 advertising board spaces on the external wall, Yue King Building, 26 - 30 Canal Road West, 1 - 7 Leighton Road and 41 - 47 Morrison Hill Road, Wanchai, Hong Kong and (iii) the Clear Water Bay TV Studio situated at Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, were valued by Debenham Tie Leung Limited, an independent professional valuer, on an open market value basis based on their existing use as at 31 December 2001.

16. Interests in Subsidiaries

	Company	
	31 December 2001 HK$'000	30 June 2000 HK$'000
Unlisted shares, at cost	–	2,491,910
Due from subsidiaries	3,285,211	1,167,515
Due to subsidiaries	(864,636)	–
	2,420,575	3,659,425

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal subsidiaries are set out in note 30 to the financial statements.

17. Interests in Associates and a Jointly Controlled Entity

	Group	
	31 December 2001 HK$'000	30 June 2000 HK$'000
Associates		
Share of net assets other than goodwill		
Shares listed overseas	35,054	39,943
Unlisted shares	3,489	2,656
	38,543	42,599
Loans advanced	7,357	13,738
	45,900	56,337
Market value of listed shares at the balance sheet date	75,576	58,739

	Company	
	31 December 2001 HK$'000	30 June 2000 HK$'000
Associates		
Unlisted shares, at cost	–	–

	Group	
	31 December 2001 HK$'000	30 June 2000 HK$'000
Jointly controlled entity		
Share of net liabilities other than goodwill	(15,044)	(1,393)
Loans advanced	26,257	4,641
	11,213	3,248

The loans advanced to associates and the jointly controlled entity are unsecured, interest-free and are not repayable within 12 months.

Details of the principal associates and the jointly controlled entity are set out in note 30 to the financial statements.

18. Long-Term Investment Shares

	Group	
	31 December 2001 HK$'000	30 June 2000 HK$'000
Listed equity shares, at fair value:		
Hong Kong	96,006	204,060
Philippines	4,000	2,590
	100,006	206,650
Unlisted equity shares, at fair value	51,480	163,896
	151,486	370,546
Market value of listed equity shares	100,006	212,694

19. Inventories

	Group	
	31 December 2001 HK$'000	30 June 2000 HK$'000
Raw materials	23,807	18,690
Work in progress	192	2,053
Finished goods	32,982	34,780
	56,981	55,523

At the balance sheet date, there was no inventory carried at its net realisable value (2000: Nil).

20. Accounts Receivable

Included in accounts receivable are the following trade receivables. The Group allows an average credit period of 7 to 90 days to its trade customers. Professional staff monitor trade receivables and follow up collections. The following is an aging analysis of trade receivables at the reporting date:

	Group			
	31 December 2001		30 June 2000	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**65,746**	**37.7**	128,626	44.9
31 to 60 days	**62,700**	**36.0**	85,785	30.0
61 to 90 days	**27,884**	**16.0**	47,797	16.7
Over 90 days	**17,987**	**10.3**	24,017	8.4
Total	**174,317**	**100.0**	286,225	100.0
Less: Provision for bad and doubtful debts	**(16,079)**		(23,041)	
	158,238		263,184	

21. Accounts Payable and Accrued Liabilities

Included in accounts payable and accrued liabilities are the following trade payables:

	Group			
	31 December 2001		30 June 2000	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	**66,192**	**59.2**	143,010	60.4
31 to 60 days	**25,819**	**23.1**	43,920	18.6
61 to 90 days	**9,175**	**8.2**	14,093	6.0
Over 90 days	**10,576**	**9.5**	35,578	15.0
Total	**111,762**	**100.0**	236,601	100.0

22. Interest-Bearing Bank Loans, Secured

	Group	
	31 December 2001 HK$'000	30 June 2000 HK$'000
Bank loans, secured	–	5,367
Portion classified as current liabilities	–	(805)
Long-term portion	–	4,562
Repayable:		
within one year	–	805
in the second year	–	805
in the third to fifth years inclusive	–	3,757
	–	5,367

The loans were fully repaid during the period.

23. Deferred Tax

	Group	
	2001 HK$'000	2000 HK$'000
At beginning of period	75,808	79,245
Charge/(credit) for the period (note 9)	5,718	(3,437)
Disposal of subsidiaries	(320)	–
At end of period	81,206	75,808

The principal component of the Group's deferred tax liability comprises accelerated depreciation allowances.

The revaluation of the Group's investment properties and the leasehold land and buildings does not constitute a timing difference and, consequently, the amount of potential deferred tax thereon has not been quantified.

There are no significant potential deferred tax liabilities for which provision has not been made.

24. Share Capital

	Company	
	31 December 2001 HK$'000	30 June 2000 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	500,000	500,000
Issued and fully paid:		
1,734,383,996(2000: 1,732,948,996) shares of HK$0.10 each	173,438	173,295

During the period, the subscription rights attaching to 1,193,000 and 242,000 share options granted pursuant to the Share Option Scheme of the Company were exercised at the subscription price of HK$5 and HK$5.51 per share respectively, resulting in the issue of 1,435,000 shares of HK$0.10 each for a total cash consideration before expenses of HK$7,298,420.

A summary of the transactions during the period with reference to the above movements of the Company's ordinary share capital is as follows:

	Carrying amount		Shares issued	
	2001 HK$'000	2000 HK$'000	2001	2000
At beginning of period	173,295	173,100	1,732,948,996	1,730,999,996
Share options exercised	143	195	1,435,000	1,949,000
At end of period	173,438	173,295	1,734,383,996	1,732,948,996

25. Reserves

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 July 1999							
As previously stated	1,131,900	1,482,099	178,659	1,503	(27,883)	1,174,477	3,940,755
Effects of adopting SSAP 30: (note 4(c))							
Goodwill re-capitalised	–	582,033	–	–	–	–	582,033
Accumulated amortisation of goodwill	–	–	–	–	–	(431,261)	(431,261)
Accumulated provision for impairment in goodwill	–	–	–	–	–	(147,458)	(147,458)
Effects of adopting SSAP 29: (note 4(h))							
Accumulated amortisation of publishing titles	–	–	–	–	–	(1,820,000)	(1,820,000)
Effects of adopting SSAP 9 (revised): (note4(i))							
Proposed final dividend for the 12-month period ended 30 June 1999 declared after the year end	–	–	–	–	–	259,650	259,650
As restated	1,131,900	2,064,132	178,659	1,503	(27,883)	(964,592)	2,383,719
Issue of shares	12,220	–	–	–	–	–	12,220
Change in fair values of long - term investment shares	–	–	(45,314)	–	–	–	(45,314)
Revaluation reserve released on disposal	–	–	(39,804)	–	–	–	(39,804)
Exchange differences on consolidation	–	–	–	–	(2,845)	–	(2,845)
Profit for the year	–	–	–	–	–	562,574	562,574
1999 final dividend	–	–	–	–	–	(259,650)	(259,650)
2000 interim dividend	–	–	–	–	–	(259,800)	(259,800)
At 30 June 2000	1,144,120	2,064,132	93,541	1,503	(30,728)	(921,468)	2,351,100

Group	Share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
		(note 3(e)(iii))				(note 3(e)(i))	
At 1 July 2000							
As previously stated	1,144,120	1,454,099	93,541	1,503	(30,728)	1,248,623	3,911,158
Effects of adopting SSAP 30: (note 4(c))							
Goodwill re-capitalised	–	610,033	–	–	–	–	610,033
Accumulated amortisation of goodwill	–	–	–	–	–	(439,918)	(439,918)
Accumulated provision for impairment in goodwill	–	–	–	–	–	(170,115)	(170,115)
Effects of adopting SSAP 29: (note 4(h))							
Accumulated amortisation of publishing titles	–	–	–	–	–	(1,820,000)	(1,820,000)
Effects of adopting SSAP 9 (revised): (note4(i))							
Proposed final dividend for the 12-month peiod ended 30 June 2000 declared after the year end	–	–	–	–	–	259,942	259,942
As restated	1,144,120	2,064,132	93,541	1,503	(30,728)	(921,468)	2,351,100
Issue of shares	7,155	–	–	–	–	–	7,155
Change in fair values of long - term investment shares	–	–	(31,497)	–	–	–	(31,497)
Revaluation reserve released on disposal	–	–	(34,707)	–	–	–	(34,707)
Exchange differences on consolidation	–	–	–	–	(8,253)	–	(8,253)
Profit for the period	–	–	–	–	–	482,793	482,793
2000 final dividend	–	–	–	–	–	(259,942)	(259,942)
2001 first interim dividend	–	–	–	–	–	(260,178)	(260,178)
2001 second interim dividend	–	(138,751)	–	–	–	–	(138,751)
2001 special dividend	–	–	–	–	–	(173,438)	(173,438)
At 31 December 2001	1,151,275	1,925,381	27,337	1,503	(38,981)	(1,132,233)	1,934,282

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 July 1999				
As previously stated	1,131,900	2,342,010	113	3,474,023
Effects of adopting SSAP 9 (revised):				
Proposed dividend for the 12-month period ended 30 June 1999 (note 4(i))	–	–	259,650	259,650
Dividend income from a subsidiary (note 4(d)(v))	–	–	(259,650)	(259,650)
As restated	1,131,900	2,342,010	113	3,474,023
Issue of shares	12,220	–	–	12,220
Profit for the year	–	–	519,589	519,589
1999 final dividend	–	–	(259,650)	(259,650)
2000 interim dividend	–	–	(259,800)	(259,800)
At 30 June 2000	1,144,120	2,342,010	252	3,486,382

Company	Share premium HK$'000	Contributed surplus HK$'000	Retained profits/ (losses) HK$'000	Total HK$'000
At 1 July 2000				
As previously stated	1,144,120	2,342,010	252	3,486,382
Effects of adopting SSAP 9 (revised):				
Proposed dividend for the 12-month period ended 30 June 2000 (note 4(i))	–	–	259,942	259,942
Dividend income from a subsidiary (note 4(d)(v))	–	–	(259,942)	(259,942)
As restated	1,144,120	2,342,010	252	3,486,382
Issue of shares	7,155	–	–	7,155
Loss for the period	–	–	(411,984)	(411,984)
2000 final dividend	–	–	(259,942)	(259,942)
2001 first interim dividend	–	–	(260,178)	(260,178)
2001 second interim dividend	–	(138,751)	–	(138,751)
2001 special dividend	–	–	(173,438)	(173,438)
At 31 December 2001	1,151,275	2,203,259	(1,105,290)	2,249,244

	Group	
		(Restated)
	31 December 2001	30 June 2000
	HK$'000	HK$'000
Accumulated losses attributable to:		
Company and subsidiaries	(1,108,083)	(907,008)
Associates	(4,246)	(10,413)
Jointly controlled entity	(19,904)	(4,047)
	(1,132,233)	(921,468)

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990.

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the then consolidated net asset value of the acquired subsidiaries and associate. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$1,151,275,000 (2000: HK$1,144,120,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

26. Operating Lease Commitments

Future aggregate commitments for the forthcoming years under non-cancelable operating leases in respect of land and buildings at the balance sheet date are set out below:

	Group	
		(Restated)
	31 December 2001	30 June 2000
	HK$'000	HK$'000
Expiring within one year	77,711	61,258
Expiring in the second to fifth years, inclusive	126,041	55,524
After the fifth year	111	–
	203,863	116,782

27. Capital Commitments

	Group	
	31 December 2001	30 June 2000
	HK$'000	HK$'000
Capital commitments for property, plant and equipment:		
Contracted, but not provided for	33,661	56,115
Authorised, but not contracted for	66,084	185,513
	99,745	241,628

28. Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of profit from operating activities to net cash inflow from operating activities:

	18-month period ended 31 December 2001 HK$'000	(Restated) 12-month period ended 30 June 2000 HK$'000
Profit from operating activities	614,850	659,417
Gain on disposal of long-term investment shares	(51,928)	(45,569)
Deficit on revaluation of investment properties	40,678	–
Depreciation and amortisation	130,458	90,183
Interest income	(36,488)	(25,658)
Dividend income from listed investments	(4,449)	(6,331)
Loss on disposal of fixed assets	4,839	891
Provision for asset impairment	95,933	22,657
Gain on disposal of investments in associates	(3,216)	–
Increase in loans advanced to associates	(378)	(1,172)
Increase in loans advanced to the jointly controlled entity	(21,616)	(2,805)
Increase in inventories	(1,560)	(5,799)
Decrease/(increase) in accounts receivable	100,151	(59,175)
(Increase)/decrease in prepayments, deposits and other receivables	(6,680)	2,080
(Decrease)/increase in accounts payable and accrued liabilities	(66,176)	38,155
(Decrease)/increase in subscriptions in advance	(927)	1,869
Net cash inflow from operating activities	793,491	668,743

(b) Analysis of changes in financing during the period:

	Interest-bearing bank loans HK$'000	Share capital (including share premium) HK$'000
Balance at 1 July 1999	49,172	1,305,000
Net cash (outflow)/inflow from financing	(43,805)	12,415
Balance at 30 June 2000 and 1 July 2000	5,367	1,317,415
Net cash (outflow)/inflow from financing	(5,367)	7,298
Balance at 31 December 2001	–	1,324,713

(c) Disposal of subsidiaries:

	18-month period ended 31 December 2001 HK$'000	12-month period ended 30 June 2000 HK$'000
Net assets disposed of:		
Fixed assets	15,208	–
Accounts receivable	6,211	–
Inventories	102	–
Prepayment, deposit and other receivables	4,677	–
Bank balances and deposits	9,154	
Accounts and other payable	(6,297)	–
Taxation	(880)	–
Deferred tax	(320)	–
	27,855	–
Satisfied by cash	27,855	–

Analysis of the net cash inflow in respect of the disposals of subsidiaries

	18-month period ended 31 December 2001 HK$'000	12-month period ended 30 June 2000 HK$'000
Cash consideration	27,855	–
Cash and bank balances disposed of	(9,154)	–
Net cash inflow in respect of disposal of subsidiaries	18,701	–

29. Pension Costs

The Group continues to operate a defined benefit scheme and a defined contribution scheme. These schemes are exempted recognised occupational retirement schemes under the Mandatory Provident Fund Ordinance ("MPF Ordinance"). The assets of both schemes are held separately from those of the Group in administered trust funds. Schemes assets are managed by independent professional investment managers.

During the period from 1 July 2000 to 30 June 2001, the contributions to the defined benefit pension scheme were at 5% of the monthly salary of eligible employees. Commencing from 1 July 2001, the Group suspends the contributions for two years which is determined with the advice of Watson Wyatt Hong Kong Limited, an independent actuary, on the basis of triennial valuation using the aggregate cost method. Based on the most recent actuarial valuation as at 1 July 2001 performed on 10 December 2001, the assets of the scheme exceeded the actuarially calculated pension liabilities.

The contributions to the defined contribution pension scheme are currently at 10-15% of the monthly salary.

Effective from 1 December 2001, the Group also operates a Mandatory Provident Fund ("MPF") Scheme and Top-up Scheme. The MPF Scheme is a master trust scheme established under trust arrangement while the Top-up Scheme is an occupational retirement scheme recognised under the MPF Ordinance. The Group makes regular contributions of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000) to the MPF and Top-up Schemes. Out of the 10% contribution, 5% of the employees' relevant income (which is capped at HK$20,000) is made to the MPF Scheme and the balance to the Top-up Scheme.

30. Subsidiaries, Associates and Jointly Controlled Entity

Particulars of the Company's principal subsidiaries and the Group's principal associates and a jointly controlled entity at 31 December 2001 are as follows:

Subsidiaries

Company	Place of incorporation / registration and operations	Nominal value of issued / registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	–	99.7%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Highlight Trading (HK) Limited	Hong Kong	Ordinary HK$100,000	–	100%	Trading of health products
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Macheer Properties Limited	British Virgin Islands	Ordinary US$1	–	100%	Property holding
Markland Investments Limited	Hong Kong	Ordinary HK$2	–	100%	Investment holding
Praise Onward Development Limited	Hong Kong	Ordinary HK$10,000	–	88.9%	Operation and management of kindergartens
Retailcorp Limited	Hong Kong	Ordinary HK$2	–	100%	Operation of retail shops
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	–	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	–	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	–	70%	Magazine publishing
SCMP Magazine Publishing Limited	Hong Kong	Ordinary HK$10,000	–	100%	Provision of pre-press services
SCMP Retailing (HK) Limited	Hong Kong	Ordinary HK$500,000	–	100%	Operation of retail outlets
SCMP.com Limited	Hong Kong	Ordinary HK$2	100%	–	Internet-related businesses

Company	Place of incorporation / registration and operations	Nominal value of issued / registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
SCMP.com Holdings Limited	British Virgin Islands	Ordinary US$1	100%	–	Investment holding
Shanghai Strongnet Co., Ltd. #	The People's Republic of China	Registered capital US$200,000	–	97%	Recruiting and human resources Internet services
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	–	100%	Newspaper and magazine publishing
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	–	100%	Advertising agent
Sun Island English Kindergarten Limited	Hong Kong	Ordinary HK$3,000,000	–	88.9%	Operation and management of kindergartens
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,250	–	81.6%	Video and film post-production
West Side Assets Limited	British Virgin Islands	Ordinary US$1	–	100%	Investment holding

Associates

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited #	Hong Kong	45%	Bookshop operation
The Post Publishing Public Company Limited #	Thailand	20.3%	Newspaper and magazine publishing

 # not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms

Jointly controlled entity

Company	Place of incorporation and operations	Percentage of equity attributable to the Group	Nature of business
SCMP Haymarket Publishing Limited	Hong Kong	51%	Magazine publishing

The above table lists the subsidiaries of the Company, associates and jointly controlled entity of the Group which, in the opinion of the Directors, principally affected the results of the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries, associates and jointly controlled entities would, in the opinion of the Directors, result in particulars of excessive length.

31. Related Party Transactions

Neither the Group nor the Company had any significant related party transactions. Details of the Group's related party transactions are disclosed in the Directors' Report.

32. Subsequent Event

On 11 March 2002, the Company entered into a sale and purchase agreement for the disposal of its entire interest in Quality Education Limited, which, through its subsidiaries, engaged in kindergarten and child care business, for a total consideration of appropriately HK$28,200,000. The transaction is expected to be completed on 26 March 2002.

33. Approval of the Financial Statements

The financial statements were approved by the Board of Directors on 25 March 2002.

FIVE YEAR FINANCIAL SUMMARY (Financial year basis)

Operating Results

	18-month period ended 31 December 2001 HK$'000	Year ended 30 June (Restated) 2000 HK$'000	(Restated) 1999 HK$'000	(Restated) 1998 HK$'000	(Restated) 1997 HK$'000
Turnover	**2,745,083**	1,912,913	1,648,513	2,236,313	2,352,450
Operating profit	**613,830**	657,853	205,339	445,072	668,747
Share of profits less losses of associates	**10,200**	7,038	(2,792)	(4,076)	8,792
Share of profits less losses of jointly controlled entities	**(15,857)**	(3,184)	(863)	–	–
Profit before Tax	**608,173**	661,707	201,684	440,996	677,539
Tax	**(118,363)**	(97,927)	(60,108)	(128,210)	(151,302)
Profit after Tax	**489,810**	563,780	141,576	312,786	526,237
Minority interests	**(7,017)**	(1,206)	(1,220)	(2,237)	(2,898)
Profit attributable to shareholders	**482,793**	562,574	140,356	310,549	523,339
Dividends	**572,367**	519,742	432,750	519,300	519,300
Earnings per share					
Basic	**27.85 cents**	32.49 cents	8.11 cents	17.94 cents	30.23 cents
Diluted	**27.84 cents**	32.47 cents	N/A	N/A	N/A

Assets and Liabilities

	As at 31 December 2001 HK$'000	As at 30 June 2000 HK$'000	1999 HK$'000	1998 HK$'000	1997 HK$'000
Total assets	**2,389,067**	2,993,317	2,984,871	3,255,721	3,955,009
Total liabilities	**(281,347)**	(468,922)	(428,051)	(586,426)	(890,125)
Net assets	**2,107,720**	2,524,395	2,556,820	2,669,295	3,064,884
Number of shares in issue	**1,734,383,996**	1,732,948,996	1,730,999,996	1,730,999,996	1,730,999,996

Note:

The above summaries of operating results and net assets include the results of the Company, its subsidiaries, associates and jointly controlled entities and the assets and liabilities of the Company and its subsidiaries for the four years ended 30 June 2000 and for the 18-month period ended 31 December 2001.

Due to the adoption of new and revised Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants during the period, certain comparative amounts have been adjusted to comply with the new requirements. The adjustments are set out in note 3 to the financial statements.

FIVE YEAR FINANCIAL SUMMARY (Calendar year basis)

Operating Results

	Year ended 31 December				
	2001 HK$'000	2000 HK$'000	1999 HK$'000	1998 HK$'000	1997 HK$'000
Turnover	**1,693,653**	2,074,222	1,697,745	1,840,332	2,410,099
Operating profit	**232,576**	719,171	327,892	197,136	808,941
Share of profits less losses of associates	**5,556**	7,826	4,235	(5,817)	876
Share of profits less losses of jointly controlled entities	**(10,944)**	(6,677)	(2,283)	–	–
Profit before Tax	**227,188**	720,320	329,844	191,319	809,817
Tax	**(57,996)**	(113,920)	(67,288)	(84,665)	(160,806)
Profit after Tax	**169,192**	606,400	262,556	106,654	649,011
Minority interests	**(4,559)**	(3,063)	(1,310)	(480)	(3,162)
Profit attributable to shareholders	**164,633**	603,337	261,246	106,174	645,849
Dividends	**138,751**	693,708	519,300	432,750	571,230
Earnings per share					
Basic	**9.50 cents**	34.83 cents	15.09 cents	6.13 cents	37.31 cents
Diluted	**9.49 cents**	34.81 cents	N/A	N/A	N/A

Assets and Liabilities

	As at 31 December				
	2001 HK$'000	2000 HK$'000	1999 HK$'000	1998 HK$'000	1997 HK$'000
Total assets	**2,389,067**	2,917,337	2,893,565	2,985,665	4,056,009
Total liabilities	**(281,347)**	(389,938)	(351,611)	(418,737)	(891,052)
Net assets	**2,107,720**	2,527,399	2,541,954	2,566,928	3,164,957
Number of shares in issue	**1,734,383,996**	1,733,082,996	1,730,999,996	1,730,999,996	1,730,999,996

Note:
Following the change of the accounting period end to 31 December, the above summaries of operating results and net assets include the results of the Company, its subsidiaries, associates and jointly controlled entities and the assets and liabilities of the Company and its subsidiaries for the five years ended 31 December 2001 are presented to provide comparison on calendar year basis.

CORPORATE INFORMATION

Board of Directors
Kuok Khoon Ean, Chairman
Roberto V. Ongpin, Deputy Chairman
Thaddeus Thomas Beczak, Deputy Chairman
Ronald J. Arculli*
Tan Sri Dr. Khoo Kay Peng
Chye Kuok Khoon Ho
Peter Lee Ting Chang*
Dr. The Hon. David Li Kwok Po*

* *Independent Directors*

Audit Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli
Chye Kuok Khoon Ho

Remuneration Committee
Peter Lee Ting Chang, Chairman
Ronald J. Arculli
Chye Kuok Khoon Ho

Company Secretary
Vera Leung

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building, Central
Hong Kong

Share Registrars
Central Registration Hong Kong Limited
19/F, Hopewell Centre
183 Queen's Road East
Hong Kong

Butterfield Corporate Services Limited
65 Front Street, Hamilton
Bermuda

Registered Office
Cedar House, 41 Cedar Avenue
Hamilton
HM12 Bermuda

Head Office and Principal Place of Business
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

28-29/F, Dorset House
979 King's Road
Quarry Bay
Hong Kong

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road, Central
Hong Kong

Legal Advisers
Deacons
3-6/F, Alexandra House
Hong Kong

Appleby, Spurling & Kempe
5511, The Center
99 Queen's Road Central
Hong Kong

Freshfields Bruckhaus Deringer
12/F, Two Exchange Square
Hong Kong